UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 4, 2019 (December 2, 2019)

AK STEEL HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-13696	31-1401455
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

9227 Centre Pointe Drive, West Chester, Ohio 45069

(Address of principal executive offices, including zip code)

(513) 425-5000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Solicitation material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock $0.01 Par Value	AKS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On December 2, 2019, AK Steel Holding Corporation, a Delaware Corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Cleveland-Cliffs Inc., an Ohio corporation (“Cleveland-Cliffs”), and Pepper Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Cleveland-Cliffs (“Merger Sub”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving such Merger as a direct, wholly owned subsidiary of Cleveland-Cliffs.

Merger Consideration

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Company (the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than restricted Company Shares and any Company Shares owned by Cleveland-Cliffs, Merger Sub or the Company, and not held on behalf of third parties) will be converted into the right to receive 0.400 (the “Exchange Ratio”) of a fully paid and nonassessable share of common stock, par value $0.125 per share, of Cleveland-Cliffs (the “Cliffs Shares”).

At the Effective Time, (i) all Company restricted stock units and Company restricted shares outstanding as of immediately prior to the Effective Time will be automatically converted into restricted stock units or restricted shares, as applicable, denominated in Cliffs Shares based on the Exchange Ratio, (ii) all Company performance share awards outstanding as of immediately prior to the Effective Time will be automatically converted into performance share awards denominated in Cliffs Shares based on the Exchange Ratio and the number of shares that would be earned for achievement of target performance, with the performance goals under such awards being adjusted as mutually agreed by the Company and Cleveland-Cliffs to account for the transaction, and (iii) all Company options outstanding as of immediately prior to the Effective Time will (except as set forth in the final sentence of this paragraph) be automatically converted into options to acquire a number of Cliffs Shares determined based on the Exchange Ratio (with the exercise price being adjusted based on the Exchange Ratio). Aside from the foregoing adjustments, the awards will remain subject to the same terms and conditions, including vesting. Prior to the closing of the transactions contemplated by the Merger Agreement (the “Closing”), holders of options granted under certain of the Company’s legacy stock incentive plans will have the opportunity to elect to have their options cancelled in exchange for a cash amount (without interest) calculated pursuant to the Merger Agreement in lieu of having their options converted into options to acquire Cliffs Shares.

Conditions to the Merger

The obligation of the Company and Cleveland-Cliffs to consummate the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of a number of conditions, including: (i) the adoption of the Merger Agreement by the Company’s shareholders; (ii) approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Cliffs Shares in the Merger, by Cleveland-Cliffs shareholders; (iii) Cleveland-Cliffs’ registration statement on Form S-4 having become effective under the Securities Act of 1933, as amended (the “Securities Act”) and the Cliffs Shares issuable in the Merger having been approved for listing on the NYSE; (iv) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as the receipt of regulatory approvals in certain foreign jurisdictions, (v) the absence of specified adverse laws or orders; (vi) the Company having received a tax opinion, dated as of the date of the Closing, from its tax counsel (or, if the Company’s tax counsel is unwilling or unable to deliver such tax opinion, Cleveland-Cliffs’ tax counsel, or, if Cleveland-Cliffs’ tax counsel does not deliver such an opinion, subject to the Company using reasonable best efforts to obtain a tax opinion from another nationally recognized tax counsel) to the effect that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”) and the parties will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code; and (vii) the representations and warranties of the Company and Cleveland-Cliffs being true and correct, subject to the materiality standards contained in the Merger Agreement, and the Company and Cleveland-Cliffs having complied in all material respects with their respective obligations under the Merger Agreement.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties given by the Company, Cleveland-Cliffs and Merger Sub. The Merger Agreement also contains customary pre-closing covenants, including the obligation of the Company to conduct its businesses in the ordinary course consistent with past practice and to refrain from taking specified actions without the consent of Cleveland-Cliffs. The parties have generally agreed to use their respective reasonable best efforts to obtain the required regulatory approvals for the transaction, including covenants by Cleveland-Cliffs to agree to certain changes or restrictions on its current or future business operations, subject to certain materiality standards and other limitations. In addition, the Merger Agreement contains obligations on the part of Cleveland-Cliffs to use its reasonable best efforts to consummate certain financing transactions as contemplated by debt commitment letters obtained by Cleveland-Cliffs in connection with its entry into the Merger Agreement (and providing funds sufficient to refinance certain of the Company’s outstanding indebtedness), and on the part of the Company to cooperate with Cleveland-Cliffs in connection with its arrangement of certain financing and refinancing transactions.

The Merger Agreement also contains reciprocal covenants by the Company and Cleveland-Cliffs not to solicit or participate in any discussions or negotiations with any person making an inquiry or proposal for an alternative transaction, and requiring the Company’s and Cleveland-Cliffs’ respective boards of directors to recommend the transaction to their stockholders, in each case subject to certain exceptions. The respective boards of directors of the Company and Cleveland-Cliffs may change their recommendation in certain circumstances specified in the Merger Agreement, including in response to receiving, prior to the approval of the transaction by such party’s stockholders, an unsolicited proposal for an alternative transaction if the applicable company’s board of directors determines that the proposal constitutes a Company Superior Proposal or Parent Superior Proposal (each as defined in the Merger Agreement), as applicable. Each party’s board of directors may also change its recommendation if a Company Intervening Event or Parent Intervening Event (each as defined in the Merger Agreement), as applicable, occurs. In order to so change its recommendation, the applicable board must determine, after consultation with its outside legal counsel and financial advisor, that failing to change its recommendation would be inconsistent with its fiduciary duties. The Company and Cleveland-Cliffs are also permitted to terminate the Merger Agreement in order to accept a Superior Proposal, subject to payment of the termination fee described below.

Termination and Termination Fees

The Merger Agreement contains customary mutual termination rights for the Company and Cleveland-Cliffs, including, if the Merger is not completed by June 30, 2020 (subject to each party having the right to extend first to September 30, 2020 and then to December 31, 2020, in each case, to the extent the regulatory closing conditions remain outstanding), and if either of the required stockholder approvals are not obtained. The Merger Agreement also contains customary termination rights for the benefit of each party, including (i) if the board of directors of the other party changes its recommendation, (ii) if the other party materially breaches its non-solicitation obligations or materially breaches certain obligations relating to the joint proxy statement/prospectus or stockholder meeting by not filing the registration statement or joint proxy statement/prospectus (as applicable) or by not holding its stockholder meeting, respectively, (iii) in order to enter into a definitive agreement with respect to a Company Superior Proposal or Parent Superior Proposal, as applicable, and (iv) if the other company materially breaches its representations, warranties and covenants under the Merger Agreement (subject to certain procedures, cure periods and materiality exceptions).

Under the Merger Agreement, the Company and Cleveland-Cliffs will be required to pay a termination fee equal to $30 million if the Merger Agreement is terminated in certain circumstances, including if such party terminates the Merger Agreement to accept a superior proposal or if the Merger Agreement is terminated because its board of directors has changed its recommendation.

Additional Information

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about the Company or Cleveland-Cliffs.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by the Company’s stockholders. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the stockholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’s investor relations department at the below address. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department at the below:

AKS	CLF
(513) 425-5215	(216) 694-6544

Participants in the Solicitation

AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the “AKS 10-K”), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the “CLF 10-K”), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication, including the exhibits attached hereto, contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AKS’s and CLF’s current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS’s or CLF’s control. They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS’ or CLF’s business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF’s common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS’ or CLF’s respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS’s and CLF’s respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

  (d) Exhibits

2.1	Agreement and Plan of Merger, dated as of December 2, 2019, by and among AK Steel Holding Corporation, Cleveland-Cliffs Inc. and Pepper Merger Sub Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AK STEEL HOLDING CORPORATION

By:	/s/ Joseph C. Alter
Name:	Joseph C. Alter
Title:	Vice President, General Counsel and Corporate Secretary

Dated:	December 4, 2019

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

AMONG

AK STEEL HOLDING CORPORATION,

CLEVELAND-CLIFFS INC.,

AND

PEPPER MERGER SUB INC.

Dated as of December 2, 2019

i

TABLE OF CONTENTS

(continued)

EXHIBITS

Exhibit A – Amended and Restated Certificate of Incorporation of the Company

Exhibit B – Tax Representation Letter of the Company

Exhibit C – Tax Representation Letter of Parent

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of December 2, 2019, is by and among AK Steel Holding Corporation, a Delaware corporation (the “Company”), Cleveland-Cliffs Inc., an Ohio corporation (“Parent”), and Pepper Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”). The Company, Parent, and Merger Sub are each referred to herein as a “Party” and collectively, the “Parties.”

RECITALS

WHEREAS, (i) the respective boards of directors of each of Merger Sub and the Company have approved this Agreement and declared advisable and in the best interest of their respective equityholders, the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and (ii) the board of directors of Parent has approved this Agreement and the Merger and the issuance of Parent Shares in the Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is intended that, for U.S. federal income tax purposes, (i) the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”) and (ii) this Agreement, as well as any other agreements entered into pursuant to this Agreement, will constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and Section 1.368-3(a); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II.

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Jones Day, 901 Lakeside Ave., Cleveland, Ohio 44114, at 10:00 A.M. (Eastern Time) on the third Business Day following the day on which the last to be satisfied or waived of the conditions set forth in

Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived by the Party entitled to the benefit thereof in accordance with this Agreement; provided, that if the Marketing Period has not ended as of the above referenced time, the Closing will occur on the earlier of (a) a date during the Marketing Period specified by Parent in writing on no fewer than five Business Days’ notice to the Company (a “Closing Date Notice”) (provided that any Closing Date Notice may be withdrawn and a new Closing Date Notice may be delivered with respect to a later Closing Date to occur prior to the date in the following clause (b) on no less than two Business Days’ notice to the Company) and (b) the third Business Day immediately following the last day of the Marketing Period. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date.”

1.3 Effective Time. As soon as practicable, on the Closing Date, the Company and Parent will cause a Certificate of Merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL, and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger (the “Effective Time”).

1.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5 Tax Consequences. The Parties intend that, for U.S. federal income tax purposes, (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement, including any amendments thereto, be, and is hereby adopted as, a “plan of reorganization” involving the Merger for purposes of Section 368 and Section 354 of the Code.

ARTICLE II

ORGANIZATIONAL DOCUMENTS

OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit A (the “Charter”), until thereafter amended as provided therein or by applicable Law (subject to Section 6.12).

2.2 The By-Laws. At the Effective Time, the by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law (subject to

Section 6.12), except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

ARTICLE III

DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION

3.1 Directors of the Surviving Corporation. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2 Officers of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly appointed or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.3 Composition of Parent’s Board of Directors.

(a) Effective as of the Effective Time, Parent shall (i) increase the size of its board of directors by one member and (ii) cause two members of its board of directors, determined by Parent in its sole discretion, to resign their positions on Parent’s board of directors, in each case, in order to permit three current members of the Company’s board of directors who will be mutually agreed to by the Company and Parent prior to the Closing Date to be appointed to Parent’s board of directors as of the Closing. Parent shall cause such individuals to be appointed to the board of directors of Parent as of the Closing in accordance with Parent’s Third Amended Articles of Incorporation and Regulations.

(b) In the event that the Closing occurs prior to Parent’s annual meeting of shareholders for the year in which the Closing takes place, subject to each such individual’s continued willingness and ability to serve, Parent shall take such actions as may be necessary to nominate each former director of the Company appointed to Parent’s board of directors at Closing for election to Parent’s board of directors at Parent’s annual meeting for such year.

(c) The provisions of Section 3.3(b) are intended to be for the benefit of, and shall be enforceable by, each member of the board of directors of the Company that Parent and the Company mutually agree is to be appointed to Parent’s board of directors.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

4.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a) Each share of the common stock, par value $0.01 per share, of the Company (each a “Company Share,” and collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Restricted Shares, Company Shares owned by Parent or Merger Sub and Company Shares owned by the Company, and in each case, not held on behalf of third parties (each an “Excluded Company Share” and collectively, “Excluded Company Shares”)) shall be converted into, and become exchangeable for, 0.400 (the “Exchange Ratio”) of a fully paid and nonassessable share (with respect to each Company Share, other than Excluded Company Shares, the “Per Share Merger Consideration,” and with respect to all of the issued and outstanding Company Shares, other than Excluded Company Shares, the “Merger Consideration”) of common stock, par value $0.125 per share, of Parent (each, a “Parent Share” and collectively, the “Parent Shares”). At the Effective Time, all of the Company Shares (other than Excluded Company Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Company Shares, and each non-certificated Company Share represented by book entry (each, a “Book Entry Company Share”) (other than in each case those representing Excluded Company Shares), shall thereafter represent only the right to receive, without interest, the Per Share Merger Consideration and the right, if any, to receive (i) pursuant to Section 4.2(f) cash in lieu of fractional shares into which such Company Shares have been converted pursuant to this Section 4.1(a) and (ii) any distribution or dividend pursuant to Section 4.2(d).

(b) Each Company Share that is an Excluded Company Share shall be cancelled and shall cease to exist, with no consideration paid in exchange therefor (other than Company Restricted Shares, which are subject to Section 4.5(d)).

(c) At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2 Exchange of Company Shares.

(a) Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, (i) prior to the Effective Time, certificates, or at Parent’s option, evidence of non-certificated Parent Shares in book-entry form (“Book Entry Parent Shares”), and cash to be paid to holders of Company Shares in lieu of fractional shares in accordance with Section 4.2(f), in each case constituting at least the amounts necessary for the Merger Consideration (and, for the avoidance of doubt, to the extent necessary in order to pay the Merger Consideration to former holders of Company Shares in accordance with this Article IV, Parent shall, from time to time after the Effective Time, deposit additional certificates of Parent Shares or Book Entry Parent Shares, and/or cash payable in lieu of fractional shares, with the Exchange Agent) and (ii) as necessary from time to time after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the Parent Shares to be issued or to be paid pursuant to Section 4.2(d), in exchange for Company Shares (other than Excluded Company Shares) outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(h)) or Book Entry Company Shares pursuant to the provisions of this Article IV (certificates for Parent Shares and evidence of Book Entry Parent Shares, together with the amount of cash payable in lieu of fractional shares and any dividends or other distributions payable pursuant to this Article IV with respect thereto, collectively, the “Exchange Fund”). The Exchange Agent shall invest the cash available in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in the Exchange Fund in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book Entry Company Shares and shall obtain no rights or interests in the shares represented thereby.

(b) As promptly as practicable after the Effective Time, but in no event later than the third Business Day following the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of Company Shares (other than Excluded Company Shares) that are (i) evidenced by Certificates or (ii) Book Entry Company Shares not held through the Depository Trust Company (“DTC”) (A) a letter of transmittal (which shall be in such form and have such other provisions as the Company and Parent shall mutually agree and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Company Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(h)) or transfer of the Book Entry Company Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book Entry Company Shares)) and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates) or transferring the Book Entry Company Shares to the Exchange Agent in exchange for the Per Share Merger Consideration and any dividends or distributions, in each case, which the holder has the right to receive pursuant to Section 4.2(d). With respect to Book Entry Company Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date (but in no event later than the third Business Day following the Closing Date), upon surrender of Company Shares (other than Excluded Company Shares) held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Per Share Merger Consideration and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(c) Procedures for Surrender.

(i) After the Effective Time, and (A) upon surrender to the Exchange Agent of Company Shares (other than Excluded Company Shares) that are Certificates, by physical surrender of such Certificates (or affidavit of loss in lieu of a Certificate, as provided in Section 4.2(h)) in accordance with the terms of the letter of transmittal and accompanying instructions, (B) upon the transfer of Company Shares (other than Excluded Company Shares) that are Book Entry Company Shares not held through DTC, in accordance with the terms of the letter of transmittal and accompanying instructions (including the delivery of an “agent’s message”) or (C) upon the transfer of Company Shares (other than Excluded Company Shares) that are Book Entry Company Shares held through DTC, including by delivery of an “agent’s message,” in accordance with DTC’s customary procedures and such other procedures as agreed by Parent, the Exchange Agent and DTC, the holder of such Company Shares shall be entitled to receive in exchange therefor, and Parent and the Surviving Corporation shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (1) the number of certificates of Parent Shares or Book Entry Parent Shares representing, in the aggregate, the whole number of shares that such holder has a right to receive pursuant to Section 4.1(a), (2) any dividends or other distributions payable pursuant to Section 4.2(d), and (3) any cash in lieu of fractional shares of Parent Shares payable pursuant to Section 4.2(f), if applicable.

(ii) In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, the Exchange Agent may make payment of the proper amount of Per Share Merger Consideration (and, to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(f) or any dividends or distributions pursuant to Section 4.2(d)) to such transferee if (A) in the case of Book Entry Company Shares, written instructions authorizing the transfer of the Book Entry Company Shares are presented to the Exchange Agent, (B) in the case of Certificates, the Certificates formerly representing such Company Shares are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any Parent Shares are to be delivered to a Person other than the holder in whose name any Company Shares are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Parent Shares to a Person other than the registered holder of any Company Shares, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

(iii) No interest shall be paid or accrue on any cash payable upon surrender of the Company Shares. Any Certificate that has been surrendered shall be cancelled by the Exchange Agent.

(iv) Parent, Merger Sub, the Surviving Corporation, the Exchange Agent and any other third-party paying agent (each a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration otherwise payable pursuant to this Agreement such amounts as a Payor is required to deduct and withhold with respect to such consideration under the Code or any other applicable provision of state, local or foreign Law. To the extent that amounts are so withheld or deducted by a Payor and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(d) Distributions with Respect to Unexchanged Company Shares. All Parent Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Merger Consideration issuable pursuant to this Agreement. No dividends or other distributions in respect of Parent Shares shall be paid to any holder of any unsurrendered Certificate or untransferred Book Entry Company Share until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(h)) or

Book Entry Company Share is transferred for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(h)) or transfer of such Book Entry Company Share that has been converted into the right to receive Per Share Merger Consideration, there shall be issued or paid to the holder of the certificates representing whole Parent Shares (or as applicable, Book Entry Parent Shares) issued in exchange therefor, without interest, (i) at the time of such surrender or transfer, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole Parent Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Shares with a record date at or after the Effective Time but with a payment date subsequent to surrender or transfer, as applicable.

(e) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book Entry Company Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the aggregate Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(f) or any dividends or other distributions pursuant to Section 4.2(d)) to which the holder thereof is entitled pursuant to this Article IV.

(f) Fractional Company Shares. Notwithstanding any other provision of this Agreement, no fractional Parent Shares will be issued and any holder of Company Shares entitled to receive a fractional Parent Share but for this Section 4.2(f) shall be entitled to receive a cash payment in lieu thereof, without interest, which payment shall be calculated by the Exchange Agent and shall be an amount equal to the product of (i) the average of the closing prices per Parent Share on the New York Stock Exchange (the “NYSE”), as reported in the Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second Business Day immediately preceding the date on which the Effective Time occurs multiplied by (ii) the fraction of a Parent Share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Shares.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any Parent Shares) that remains unclaimed by the stockholders of the Company for one year after the Effective Time shall be delivered to Parent. Any holder of Company Shares (other than Excluded Company Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(f) or any dividends or other distributions pursuant to Section 4.2(d)), payable or issuable pursuant to Section 4.1 and Section 4.2 upon due surrender of their Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(h)) or transfer of Book Entry Company Shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares (other than Excluded Company Shares) immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in a reasonable and customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against Parent, the Exchange Agent or any of Parent’s Subsidiaries with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Merger Consideration, and (to the extent applicable) any cash pursuant to Section 4.2(f) or unpaid dividends or other distributions pursuant to Section 4.2(d), that would have been payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

4.3 No Appraisal Rights. In accordance with Section 262 of the DGCL and Section 1701.84 of the Ohio Revised Code, no appraisal rights shall be available to the holders of Company Shares or Parent Shares in connection with the Merger or the other transactions contemplated by this Agreement.

4.4 Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares or the issued and outstanding Parent Shares or securities convertible or exchangeable into or exercisable for Parent Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, combination, subdivision, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided that nothing in this Section 4.4 shall be construed to permit the Company or Parent to take any of the foregoing actions with respect to its respective securities to the extent otherwise prohibited by the terms of this Agreement.

4.5 Treatment of Company Equity Awards.

(a) Company Options.

(i) At least 30 days prior to the expected Closing Date, the Company shall provide each holder of an option to purchase Company Shares (each, a “Company Option”) that was granted under a Pre-2016 Stock Plan (a “Pre-2016 Option”), whether vested or unvested, written notice (in a form reasonably acceptable to Parent) of such holder’s right pursuant to the applicable Pre-2016 Stock Plan to elect, no later than one day prior to the Closing Date, to cancel his or her Pre-2016 Option in exchange for a cash amount equal to the product of (A) the number of Company Shares subject to such Pre-2016 Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Per Share Option Consideration over the exercise price per Company Share subject to such Pre-2016 Option (such cash amount the “Cash-Out Option Payment”). The “Per Share Option Consideration” shall mean the greater of (X) the product of the Exchange Ratio multiplied by the volume weighted average trading price of a Parent Share for the five consecutive trading days ending with, and including, the trading day immediately prior to the Closing Date, or (Y) the highest average of the highest and lowest sales price per Company Share on a trading day during the 90-day period ending on the day immediately prior to the Closing Date. Each Pre-2016 Option for which a holder makes an election described in this Section 4.5(a)(i) shall be referred to as a “Cash-Out Option.”

(ii) At the Effective Time, each Cash-Out Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested shall, automatically and without any required action on the part of the holder thereof, be cancelled in consideration for the right to receive, as promptly as practicable following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) equal to the Cash-Out Option Payment. At the Effective Time, each Company Option that is not a Cash-Out Option and that is outstanding as of immediately prior to the Effective Time (a “Converted Company Option”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be converted into an option to acquire a number of Parent Shares (rounded down to the nearest whole number) equal to (A) the number of Company Shares subject to such Company Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (C) the exercise price per Company Share of such Company Option immediately prior to the Effective Time divided by (D) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each Converted Company Option shall continue to be governed by the same terms and conditions (including vesting terms and double-trigger termination protection) as were applicable under such Company Option immediately prior to the Effective Time.

(b) Company RSUs. At the Effective Time, each restricted stock unit in respect of Company Shares with only time-based vesting requirements (each, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit denominated in Parent Shares relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted stock unit shall continue to be governed by the same terms and conditions (including vesting terms and double-trigger termination protection) as were applicable to such Company RSU immediately prior to the Effective Time.

(c) Company Performance Share Awards. At the Effective Time, each performance share award in respect of Company Shares with any performance-based vesting requirements (a “Company PSA”) that is outstanding as of immediately prior to the Effective Time, shall automatically and without any action on the part of the holder thereof, be converted into a performance share award denominated in Parent Shares (i) relating to the number of Parent

Shares (rounded down to the nearest whole number) equal to (A) the number of Company Shares that would have been issued under such Company PSA at the achievement of target performance, multiplied by (B) the Exchange Ratio, and (ii) with performance goals adjusted by the Management Development and Compensation Committee of the board of directors of the Company, as mutually determined by Parent and the Company, to take into account the transactions contemplated by this Agreement, which shall include the same opportunity to earn the maximum percentage of performance shares as under the Company PSA award agreement immediately prior to the Effective Time. Except as specifically provided above, following the Effective Time, each such performance share award shall continue to be governed by the same terms and conditions (including vesting terms and double-trigger termination protection) as were applicable to such Company PSA immediately prior to the Effective Time.

(d) Company Restricted Shares. At the Effective Time, each Company Share subject to vesting, repurchase or other lapse restrictions pursuant to an award (a “Company Restricted Share”) that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be converted into restricted shares denominated in Parent Shares relating to the number of Parent Shares (rounded down to the nearest whole number) equal to (i) the number of Company Restricted Shares held by a holder, multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such restricted share shall continue to be governed by the same terms and conditions (including vesting terms and double-trigger termination protection) as were applicable to such Company Restricted Share immediately prior to the Effective Time.

(e) Corporate Actions. Prior to the Effective Time, the Company, the board of directors of the Company and the Management Development and Compensation Committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 4.5. The Company shall take all actions reasonably necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of the Company Options, Company Restricted Shares, Company RSUs or Company PSAs. As of no later than the Effective Time and if necessary, Parent shall file a registration statement with the SEC on Form S-8 (or other applicable form) with respect to the Parent Shares subject to the Converted Company Options, Company RSUs, Company PSAs and Company Restricted Shares that are converted pursuant to this Section 4.5.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in the Company Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being agreed that nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1(a), Section 5.1(b)(i), Section 5.1(c), or Section 5.1(t), or in the corresponding sections or subsections of the disclosure letter delivered to

Parent by the Company prior to or simultaneously with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. No Subsidiary of the Company owns, or has ever owned, any Company Shares or Company Preferred Shares or rights in such Company Shares or Company Preferred Shares.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 450,000,000 Company Shares and 25,000,000 shares of preferred stock, with no par value per share (“Company Preferred Shares”). As of the close of business on November 26, 2019, (A) 316,448,045 Company Shares were issued and outstanding (not including Company Shares held in treasury), of which 1,006,220 were Company Restricted Shares (having the same voting rights as Company Shares), (B) 1,367,143 Company Shares were held in treasury, (C) no Company Preferred Shares were issued or outstanding, (D) 4,198,845 Company Shares were issuable upon the exercise of outstanding Company Options, (E) 847,274.137 Company Shares were subject to outstanding Company RSUs, (F) 3,669,078 Company Shares were subject to outstanding Company PSAs (assuming achievement of the applicable performance measures at the maximum level), (G) 13,434,460 Company Shares were reserved for issuance under the AK Steel Holding Corporation 2019 Omnibus Supplemental Incentive Plan and the AK Steel Holding Corporation Stock Incentive Plan (as amended and restated as of May 26, 2016) and (H) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. As of the date of this Agreement, except as set forth above in this Section 5.1(b)(i), there are no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding. All outstanding Company Shares are, and all Company Shares reserved for issuance, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable. Except as set forth above in this Section 5.1(b)(i), and for changes after the date hereof in compliance with Section 6.1(a), there are no (1) shares of capital stock or other securities of, or ownership interests in, the Company, (2) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in the Company or any Subsidiary of the Company, (3) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (x) give any Person the right to purchase, subscribe or acquire from the Company or any Subsidiary of the Company, or (y) obligate the Company or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, the Company or any Subsidiary of the Company or (4) obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, the Company or any Subsidiary of the Company. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any Subsidiary of the Company is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of the Company or any Subsidiary of the Company.

(ii) Section 5.1(b)(ii) of the Company Disclosure Letter contains a true, complete and accurate list, as of the close of business on November 26, 2019, of each Company Equity Award, including the date of grant, term, number of Company Shares, Company Stock Plan under which it was granted, and, where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment or change of position following consummation of the Merger.

(iii) Section 5.1(b)(iii) of the Company Disclosure Letter sets forth a true, complete and accurate list, as of the date of this Agreement, for each Subsidiary of the Company (A) its jurisdiction of incorporation or organization, as applicable, and (B) the number of issued and outstanding shares of each class of its share capital or issued and outstanding equity securities or interests, as applicable, the names of the record owner(s) thereof, and the number of shares or percentage interests, as applicable, held by each such record owner of such share capital or equity securities or interests.

(iv) Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per Company Share equal to or greater than the fair market value of a Company Share on the date of such grant, (C) has a grant date identical to the date on which the Company’s board of directors or compensation committee thereof actually awarded such Company Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Reports, respectively.

(v) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-

assessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”), other than Liens securing the Company’s existing indebtedness that, as of the date of this Agreement, are anticipated to be terminated in connection with the repayment or refinancing of such indebtedness in connection with the Closing and restrictions under applicable securities Laws. There are no Company Shares owned by any Subsidiary of the Company.

(c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Company Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). The Requisite Company Vote is the only vote of the holders of capital stock of the Company that is necessary under applicable Law, NYSE rules, and the Company’s certificate of incorporation and by-laws to adopt, approve and authorize this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously approved this Agreement and declared advisable and in the best interest of its stockholders, the acquisition of the Company by Parent by means of the merger of Merger Sub with and into the Company, with the Company being the surviving entity, and resolved to recommend the adoption of this Agreement to the holders of Company Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Company Shares for their adoption, and (C) received the oral opinion of the Company’s financial advisor, Goldman Sachs & Co. LLC (to be confirmed by delivery of a written opinion), to the effect that, as of the date of this Agreement and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Exchange Ratio provided for in this Agreement is fair from a financial point of view to the holders of Company Shares (other than Parent and its Affiliates). A signed copy of the written opinion of Goldman Sachs & Co. LLC rendered to the board of directors of the Company will be promptly delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

(d) Governmental Filings; No Violations; Certain Contracts, Etc. (i) Other than the filings or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the “HSR Act”), and with any other applicable national, federal, state or foreign applicable Laws that are designed to govern foreign competition, or intended to prohibit, restrict or regulate actions having the purposes or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”), the Foreign Investment Laws, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, and (D) under state securities, takeover and “blue sky” Laws, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to (1) any written agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, (2) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) receipt of all applicable consents contemplated by Section 5.1(d)(i) (including, for the avoidance of doubt, the consents contemplated in clauses (A)-(D) therein), any Law to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict, violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(e) Company Reports; Financial Statements. (i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2016 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and none of the Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Company, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s or any of its Subsidiaries’ assets that would be reasonably likely to have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (1) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. As of the date of this Agreement, there have not been, since the Applicable Date, any material complaints or concerns made through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law, that remain outstanding or unresolved.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Company Reports, including any related notes and schedules, fairly presents in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. (i) Since September 30, 2019, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practices.

(ii) Since September 30, 2019, there has not been any change in the financial condition, properties, assets, liabilities, business or results of the Company’s and its Subsidiaries’ operations or any circumstance, occurrence or development that individually or in the aggregate, has had or would reasonably be expected to result in a Company Material Adverse Effect.

(iii) From December 31, 2018, through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(iv) From September 30, 2019, through the date of this Agreement, there has not been any material increase in the compensation payable or to become payable to any of the Company’s or its Subsidiaries’ officers or employees (except for increases in the ordinary course of business and consistent with past practice).

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Company Reports or in the notes to such balance sheet; (ii) liabilities or obligations incurred in the ordinary course of business since September 30, 2019; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

(h) Employee Benefits. (i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy of the following items (in each case, only if applicable): (A) plan documents and all related trust agreements, insurance contracts, or other funding arrangements; (B) written descriptions of any Company Benefit Plans that are not set forth in writing; (C) the most recent summary plan description together with the summary or summaries of material modifications thereto; (D) the most recent annual actuarial valuation; (E) the most recently filed annual report on IRS Form 5500 and all schedules thereto; (F) the most recent determination letter or opinion letter issued by the Internal Revenue Service (“IRS”) with respect to any Company Benefit Plan and related trust intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter; and (G) all material non-routine correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan, with respect to any issue that remains outstanding.

(ii) Neither the Company, any of its Subsidiaries, nor any Company ERISA Affiliate contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan. Neither the Company, any of its Subsidiaries, nor any Company ERISA Affiliate has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other current or contingent liability with respect to any Multiemployer Plan.

(iii) Except as would not result in, individually or in the aggregate, a Company Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action (by any Person or Governmental Entity) is pending or, to the Knowledge of the Company, threatened (A) with respect to any Company Benefit Plan other than claims for benefits in the ordinary course, (B) alleging any breach of the material terms of any Company Benefit Plan or any fiduciary duties by the Company and its Subsidiaries or any of their respective officers, directors or employees with respect thereto or (C) with respect to any violation of any applicable Law with respect to such Company Benefit Plan.

(iv) Each Company Benefit Plan (including any related trusts) has been established, operated, maintained, funded and administered in compliance with its terms and with all applicable Laws, including ERISA and the Code, except for such non-compliance which would not result in, individually or in the aggregate, a Company Material Adverse Effect. Except as would not result in a Company Material Adverse Effect, neither the Company nor any Subsidiary or any “party in interest” or “disqualified person” with respect to a Company Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS that has not been revoked and, except as would not result in, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company no fact or event has occurred since the date of such determination letter or opinion letter from the IRS that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. Neither the Company nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement health or life insurance benefits or coverage to any Person, other than for continuation coverage required to be provided pursuant to Section 4980B of the Code or any similar state law, continuation of benefits through the remainder of the month in which a termination of employment occurs, or the right to convert a group insurance policy of the Company or its Subsidiaries to an individual insurance policy.

(v) Neither the Company nor any of its Subsidiaries nor any Company ERISA Affiliate sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code (excluding Multiemployer Plans), or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. No liability under Section 302 or Title IV of ERISA or Section 412 of the Code in respect of a Company Benefit Plan has been incurred by the Company, any of its Subsidiaries or any Company ERISA Affiliate that has not been satisfied in full. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings to terminate any such Company Benefit Plan, and (C) except as would not result in, individually or in the aggregate, a Company Material Adverse Effect, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(vi) Except as would not result in, individually or in the aggregate, a Company Material Adverse Effect, with respect to any Company Benefit Plan, all contributions, premiums and other payments due from any of the Company or any of its Subsidiaries required by Law or any Company Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof or accrued in accordance with generally accepted accounting principles.

(vii) The execution and delivery of this Agreement, the shareholder or other approval of this Agreement, and the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to any material compensatory payment, (B) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (C) result in any forgiveness of indebtedness or obligation to fund benefits under a Company Benefit Plan with respect to any such employee, director or officer, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or (E) result in any amount failing to be deductible by reason of Section 280G of the Code. No director, officer, employee or other service provider of the Company or any of its Subsidiaries is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with the Company or any of its Subsidiaries.

(viii) Except as would not result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been maintained in documentary and operational compliance with Section 409A of the Code.

(i) Compliance with Laws.

(i) The Company and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all applicable federal, state, local or foreign laws, statutes or ordinances, common laws or any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, or agency requirements of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, to the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company and its Subsidiaries have each obtained and are in compliance with all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions, allowances, credits and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. All such Licenses are valid and in full force and effect except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (A) the Company and its Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws, (B) since the Applicable Date, there have been no voluntary disclosures by the Company or any of its Subsidiaries under any Anti-Corruption Law, (C) since the Applicable Date, no Governmental Entity has notified the Company or any Subsidiary of the Company in writing of any actual or alleged violation or breach of any Anti-Corruption Law, (D) since the Applicable Date, neither the Company nor any Subsidiary of the Company has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any Subsidiary of the Company’s compliance with any Anti-Corruption Law, and to the Company’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (E) since the Applicable Date, neither the Company nor any Subsidiary of the Company has been or is now under any administrative, civil or criminal charge or indictment or, to the Company’s Knowledge, investigation, alleging non-compliance with any Anti-Corruption Law, nor, to the Company’s Knowledge, is there any basis for any such charge, indictment or investigation, and (F) since the Applicable Date, neither the Company nor any Subsidiary of the Company has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption Law, nor, to the Company’s Knowledge, is there any basis for any such proceeding.

(j) Takeover Statutes. Other than Section 203 of DGCL (from which the Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or by-laws is applicable to the Company, the Company

Shares, the Merger or the other transactions contemplated by this Agreement. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” anti-takeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

(k) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, since the Applicable Date, (A) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (B) no property (including soils, groundwater, surface water, buildings and surface and subsurface strata or structures) currently or, to the Knowledge of the Company, formerly owned, operated or utilized by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law or any contractual obligation; (C) neither the Company nor any of its Subsidiaries has any liability for any Hazardous Substance disposal or contamination on any third party property; (D) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law; (E) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party assigning or otherwise imposing liability or obligations relating to any Environmental Law and (F) to the Knowledge of the Company, there are no other conditions or occurrences involving the Company or any of its Subsidiaries that if known by a Governmental Entity or other third Person would reasonably be expected to result in any claim, liability, investigation, cost or restriction on the Company or any of its Subsidiaries pursuant to any Environmental Law.

(l) Tax Matters. Neither the Company nor any of its Affiliates has taken or agreed to take any action, nor does the Company have any Knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to result, in a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are correct and complete, (B) have paid or withheld, as applicable, all Taxes that (1) are shown as due on such filed Tax Returns or (2) that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder or third party, except with respect to matters contested in good faith, and (C) as of the date of this Agreement, with respect to U.S. income and Canadian Taxes, have not waived any statute of limitations or agreed to any extension of time, in each case within this clause (C), with respect to a Tax assessment or deficiency;

(ii) The Company and each of its Subsidiaries have properly collected and remitted all material sales and similar Taxes with respect to transactions with its customers or have properly received and retained any appropriate Tax exemption certificates and other documentation for all transactions made without charging or remitting sales or similar Taxes that would qualify such sales as exempt from sales and similar Taxes;

(iii) As of the date of this Agreement, there are no ongoing, pending or threatened in writing, any audits, examinations, investigations or other proceedings of the Company and its Subsidiaries in respect of Taxes or Tax matters;

(iv) There are no outstanding deficiencies for Taxes of the Company or any of its Subsidiaries that are not disclosed or provided for in the Company Reports;

(v) No claim has been made in writing against the Company or any of its Subsidiaries within the past six years by any Tax authorities in a jurisdiction where the Company or its Subsidiaries did not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction;

(vi) Neither the Company nor any of its Subsidiaries (A) has, after December 31, 2008, been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company or any of its Subsidiaries was the common parent, (B) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) for taxable periods beginning on or after January 1, 2009 (1) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (2) as a transferee or successor, or (C) is a party to or bound by any Tax sharing or allocation agreement, other than (1) agreements solely among the Company or its Subsidiaries and (2) agreements entered into in the ordinary course of business that do not primarily relate to Tax matters;

(vii) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the two-year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring between members of the same group of affiliated corporations filing a consolidated federal income tax return;

(viii) Neither the Company nor any of its Subsidiaries has participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b), other than those disclosed in Tax Returns of the Company and its Subsidiaries for Tax years from 2014 through 2018;

(ix) Since January 1, 2014, neither the Company nor any of its Subsidiaries has participated in an international boycott within the meaning of Section 999 of the Code;

(x) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries that will have a material effect on the Company or any of its Subsidiaries following the Effective Time;

(xi) No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for Permitted Liens;

(xii) All material transactions entered into between or among the Company and/or any of its Subsidiaries comply in all material respects with applicable transfer pricing Laws in all relevant jurisdictions, and the Company and its Subsidiaries have properly and timely documented their transfer pricing methodology in compliance with applicable Law (including Sections 482 and 6662 of the Code); and

(xiii) The Company and its Subsidiaries have remitted to the appropriate Governmental Entity all amounts required to be remitted under all applicable escheat and unclaimed property Laws, and have complied with all applicable filing requirements related thereto.

(n) Labor Matters.

(i) Section 5.1(n)(i) of the Company Disclosure Letter sets forth an accurate and complete list of any collective bargaining agreement or other material agreement with a labor union or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Company Labor Agreements”), including the parties to each such agreement and the expiration date, and to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. The Company has made available to Parent accurate and complete copies of each Company Labor Agreement. The execution and delivery of this Agreement, shareholder or other approval of this Agreement and the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any material payments under any of the Company Labor Agreements, and, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with any notification or bargaining obligations arising under any Company Labor Agreement.

(ii) The Company has made available to Parent an accurate and complete list of all Company Employees working in the United States that sets forth (A) for each such Company Employee (other than PPHC Bowling Green and PPHC Sylacagua employees) the applicable hourly wage rate or annual base salary, exempt/non-exempt status, work location, date of hire and active/inactive status (as of November 20, 2019) and (B) for each PPHC Bowling Green and PPHC Sylacagua employee the location and wages paid for 2019 through the date of such report (as of November 28, 2019).

(iii) Except as would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the respective business activities of the Company or its Subsidiaries or be reasonably expected to result in a material liability of the Company or its Subsidiaries, there are no, and there have not been since the Applicable Date, any actual or, to the Company’s Knowledge, threatened (A) strikes, lockouts, slowdowns, other work stoppages or job actions, picketing, unfair labor practices or other labor disputes, (B) unfair labor practice charge against the Company or any of its Subsidiaries before the National Labor Relations Board or any comparable labor relations authority, and (C) arbitrations or grievances, charges, complaints, audits or investigations by or before any Governmental Entity with respect to any current or former employees of, or other service providers to, the Company or any of its Subsidiaries.

(iv) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, since the Applicable Date, each of the Company and its Subsidiaries has been in compliance with the Company Labor Agreements and all applicable Laws respecting labor and employment matters, including fair employment practices (including equal employment opportunity laws), terms and conditions of employment, labor relations, workers’ compensation, occupational safety and health, affirmative action, employee privacy, classification as (A) exempt from overtime or (B) a contractor, plant closings, immigration and wages and hours.

(v) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, there are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former employee, or present or former contractor, of the Company or any of its Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other alleged discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment or other service-provider relationship, and there have not been any such proceedings since the Applicable Date.

(vi) Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

(o) Intellectual Property.

(i) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company or one of its Subsidiaries own solely and exclusively all Intellectual Property that the Company and its Subsidiaries own or purport to own (“Company Intellectual Property”) free and clear of all Liens (other than Permitted Liens).

(ii) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (A) to the Company’s Knowledge, the Company and each of its Subsidiaries have sufficient rights to use all Intellectual Property used in their respective businesses as presently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement, (B) the Company Intellectual Property is subsisting, and, to the Knowledge of the Company, the issued or granted Registered Intellectual Property included therein is valid and enforceable, and (C) no Company Intellectual Property is subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to the Company’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(iv) To the Company’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries taken as a whole.

(v) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and each of its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned by the Company or any of its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure or license agreements or obligations.

(vi) To the Company’s Knowledge, the Company and each of its Subsidiaries have obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, Company Intellectual Property assignments of any work, invention, improvement or other rights in or to such Company Intellectual Property to the Company or its Subsidiaries, except where failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(vii) Except where failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (A) the IT Assets owned or used by the Company or any of its Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business and (B) the Company and each of its Subsidiaries implements commercially reasonable measures designed to (1) protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties, and (2) prevent the introduction of “back door,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” and other malicious code into software used in the business of the Company and its Subsidiaries in a manner consistent with industry practice.

(viii) To the Company’s Knowledge, no Person has gained unauthorized access to any material IT Assets. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(p) Insurance. All material fire and casualty, general liability, business interruption, directors and officers, product liability, and sprinkler and water damage insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries provide coverage for risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and, to the Knowledge of the Company, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Each Insurance Policy maintained by the Company or any of its Subsidiaries is in full force and effect and all premiums due with respect to all of such Insurance Policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(q) Material Contracts. Except for this Agreement, the Confidentiality Agreement, and the Contracts filed as exhibits to publicly available Company Reports, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) pursuant to which the Company or any Subsidiary of the Company has any material continuing “earn-out” or other contingent payment obligations arising in connection with the acquisition or disposition by the Company of any business;

(iii) containing any standstill or similar provision remaining in effect pursuant to which the Company or any Subsidiary of the Company has agreed not to acquire securities or material assets of another Person;

(iv) that (A) limits in any material respect either the type of business in which the Company or its Subsidiaries (or in which Parent or any of its Subsidiaries after the Effective Time) may engage or the manner or locations in which any of them may so engage in any business (including through “non-competition” or “exclusivity” provisions), (B) would require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Significant Subsidiaries or (C) grants “most favored nation” status that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries;

(v) that (A) is an indenture, loan or credit Contract, loan note, mortgage Contract, letter of credit or other Contract representing, or any guarantee of, indebtedness of the Company or any Subsidiary of the Company or (B) is a guarantee by the Company or any Subsidiary of the Company of the indebtedness of any Person other than the Company or a wholly owned Subsidiary of the Company;

(vi) that grants with respect to any asset that is material to the Company or any of its Subsidiaries (A) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (B) puts, calls or similar rights, to any Person (other than the Company or a wholly owned Subsidiary of the Company);

(vii) that was entered into to settle any material litigation and which imposes material ongoing obligations on the Company or any of its Subsidiaries;

(viii) limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(ix) pursuant to which (A) the Company or any of its Subsidiaries grants to any third party any license, release, covenant not to sue or similar right with respect to material Intellectual Property or (B) the Company or any of its Subsidiaries receives a license, release, covenant not to sue or similar right with respect to any material Intellectual Property owned by a third party (other than generally commercially available software in object code form);

(x) that is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 10% or more, other than with respect to any wholly owned Subsidiary of the Company;

(xi) that relates to the acquisition or disposition of any business or assets or the sale or supply of any services pursuant to which the Company or any of its Subsidiaries has any liability in excess of $20,000,000 individually or $50,000,000 in the aggregate;

(xii) that requires or is expected to require in the next year aggregate annual payments by or to the Company or any of its Subsidiaries in excess of $20,000,000; or

(xiii) to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract).

Each such Contract described in clauses (i) through (xiii) is referred to herein as a “Company Material Contract.” Each Company Material Contract (and each Contract that would be a Company Material Contract but for the exception of having been filed as an exhibit to a publicly available Company Report) is valid and binding on the Company and its Subsidiaries as applicable and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Company Material Contract is in breach or violation of any provision of, or in default under, any Company Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default, except for breaches, violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. A true, complete and accurate copy of each Company Material Contract as of the date of this Agreement has previously been made available to Parent.

(r) Hedging Arrangements. The Company and its Subsidiaries have only entered into swap and other derivative and hedging transactions, and Contracts with respect to such transactions, in the ordinary course of business and in compliance in all material respects with the Company’s written hedging policies and risk management policies then in effect, and not in any case for speculative purposes.

(s) Real and Personal Property. (i) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to all real property owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”), subject only to Permitted Liens and divestitures following the date hereof made in compliance with the terms of this Agreement. Neither the Company nor its Subsidiaries has granted, or is obligated under, any option, right of first offer, right of first refusal or similar contractual right to sell or dispose of the Company Owned Real Property or any portion thereof or interest therein.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (A) each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (each such lease, license or sublease, a “Company Real Property Lease,” and such real property “Company Leased Real Property”) is valid and in full force and effect, and (B) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Company Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Company Real Property Lease.

(iii) All material tangible assets (including Owned Real Property and Leased Real Property) of the Company and its Subsidiaries are, in the aggregate (and with due consideration for reasonable wear and tear and the age of each specific tangible asset), in sufficient operating condition and repair, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(t) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Goldman Sachs & Co. LLC as its financial advisor in connection with the transactions contemplated by this Agreement. The Company has disclosed to Parent a good faith estimate of the amount of the fees that Goldman Sachs & Co. LLC and any other advisor to the Company is entitled to receive in connection with the transactions contemplated by this Agreement, in each case, other than fees generally incurred on an hourly basis.

(u) Customers and Suppliers. From December 31, 2017 through the date hereof, no Company Material Customer or Company Material Supplier has terminated, materially curtailed or, notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of the Company, otherwise notified the Company or any of its Subsidiaries) that it intends to terminate or materially curtail any business relationship with the Company and its Subsidiaries. For purposes of this Agreement, “Company Material Customers” means the Company’s 10 largest customers for the fiscal years ended December 31, 2017 and December 31, 2018, in each case as measured by gross revenue, and “Company Material Suppliers” means the Company’s 10 largest suppliers for the fiscal years ended December 31, 2017 and December 31, 2018, in each case as measured by gross expenditures.

(v) No Other Representations.

(i) Except for the representations and warranties made in this Section 5.1 or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Section 5.1 or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Person or Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses or (B) except for the representations and warranties made in this Section 5.1 or any certificate delivered pursuant to this Agreement, any oral or written information presented to Parent or any of its Person or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent nor Merger Sub or any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Parent in Section 5.2 or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to the Company or any of its Representatives. Without limiting the generality of the foregoing, the Company acknowledges that, except as expressly provided in Section 5.2 or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives.

5.2 Representations and Warranties of Parent and Merger Sub. Except as set forth in the Parent Reports publicly filed with the SEC prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being agreed that nothing disclosed in the Parent Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.2(a), Section 5.2(b)(i), Section 5.2(c), and Section 5.2(l), or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to or simultaneously with entering into this Agreement (the “Parent Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), Parent and Merger Sub hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent, Merger Sub and each of Parent’s Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of Parent, Merger Sub and each of Parent’s Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each of Parent and its Significant Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of Parent’s Third Amended Articles of Incorporation and Regulations, Merger Sub’s certificate of incorporation and by-laws and each of Parent’s Significant Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.

(b) Capital Structure.

(i) Capitalization of Parent. The authorized capital stock of Parent consists of 600,000,000 Parent Shares and 7,000,000 shares of preferred stock, without par value (“Parent Preferred Stock”), consisting of 3,000,000 shares of Class A Serial Preferred Stock, without par value, and 4,000,000 shares of Class B Serial Preferred Stock, without par value. As of the close of business on November 26, 2019, (A) 270,084,010 Parent Shares were issued and outstanding (not including Parent Shares held in treasury), (B) 31,802,784 Parent Shares were held in treasury, (C) no Parent Preferred Stock was issued or outstanding, (D) 563,230 Parent Shares were issuable upon the exercise of outstanding options to purchase Parent Shares, (E) 3,872,308 Parent Shares were subject to outstanding awards of performance shares and performance units (in each case assuming achievement of the applicable performance measures at the maximum level), 2,150,278 Parent Shares were subject to outstanding awards of restricted stock units, 77,546.422 Parent Shares were subject to outstanding awards of deferred shares, and 81,491 Parent Shares were subject to outstanding awards of restricted shares, (F) 10,000,000 Parent Shares were reserved for issuance (and remained available) under the Cliffs Natural Resources Inc. 2015 Employee Stock Purchase Plan, 9,918,750 Parent Shares were reserved for issuance (and remained available) under the Cliffs Natural Resources Inc. 2015 Equity and Incentive Compensation Plan (as amended and restated), 390,862.542 Parent Shares were reserved for issuance (and remained available) under the Cliffs Natural Resources Inc. 2014 Nonemployee Directors’ Compensation Plan (as amended and restated), and 563,230 Parent Shares were reserved for issuance (but no longer remained available) under the Cliffs Natural Resources Inc. 2012 Incentive Equity Plan (as amended and restated) (the “Parent Stock Plans”), (G) 52,272,710 Parent Shares were reserved for issuance in respect of Parent’s 2025 Convertible Notes, and (H) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. As of the date of this Agreement, except as set forth above in this Section 5.2(b)(i), there are no other shares of capital stock or other voting securities of Parent issued, reserved for issuance or outstanding. All outstanding Parent Shares are, and all Parent Shares reserved for issuance in accordance with the Parent Stock Plans, when issued upon exercise thereof or in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable. Except as set forth above in this Section 5.2(b)(i), and for changes after the date hereof in compliance with Section 6.1(b), there are no (1) shares of capital stock or other securities of, or ownership interests in, Parent, (2) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of or ownership interests in Parent or any Subsidiary of Parent, (3) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that (x) give any Person the right to purchase, subscribe or acquire from Parent or any Subsidiary of Parent, or (y) obligate Parent or any of its Subsidiaries to issue or sell, any capital stock, securities of, or ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or securities of, or ownership interests in, Parent or any Subsidiary of Parent, or (4) obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any capital stock or securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or securities of, or ownership interests in, Parent or any Subsidiary of Parent. Parent does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent or any Subsidiary of Parent is a party with respect to the voting of or restricting the transfer of the capital stock or other equity interests of Parent or any Subsidiary of Parent.

(ii) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are validly issued and outstanding and constitute all of the issued and outstanding capital stock of Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (A) no other shares of capital stock or voting securities of Merger Sub, (B) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub, and (C) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iii) Each of the outstanding shares of capital stock or other securities of each of Parent’s Significant Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens, other than Liens securing Parent’s existing indebtedness and indebtedness to be secured in connection with the Financing, restrictions under applicable securities Laws and Liens otherwise permitted by the Company’s existing indebtedness. Neither Parent nor any Subsidiary of Parent owns any Company Shares.

(c) Corporate Authority; Approval. (i) Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to (A) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which will occur promptly following the execution of this Agreement) and (B) the approval of this Agreement and the transactions contemplated hereby, including the issuance of Parent

Shares in connection with the Merger, by a majority of the outstanding Parent Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Parent Vote”). The Requisite Parent Vote is the only vote of the holders of capital stock of Parent or Merger Sub that is necessary under applicable Law, NYSE rules, and Parent’s Third Amended Articles of Incorporation and Regulations to approve the issuance of Parent Shares in the Merger. This Agreement has been duly executed and delivered by Parent and constitutes the valid and binding agreement of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of Parent has (A) unanimously approved this Agreement and the Merger and the issuance of Parent Shares in the Merger upon the terms and subject to the conditions set forth in this Agreement, and resolved to recommend that the holders of Parent Shares vote in favor of the issuance of Parent Shares required to be issued pursuant to Article IV (the “Parent Recommendation”), (B) directed that such matter be submitted to the holders of Parent Shares for their approval, and (C) received the opinion of Parent’s financial advisor, Moelis & Company LLC, to the effect that, subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, as of the date of such opinion, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Parent. A copy of the signed written opinion of Moelis & Company LLC rendered to the board of directors of Parent will promptly be delivered to the Company, solely for informational purposes, following receipt thereof by Parent.

(d) Governmental Filings; No Violations; Certain Contracts, Etc.

(i) Other than the filings or notices (A) pursuant to Section 1.3, (B) under the Antitrust Laws, the Foreign Investment Laws, the Exchange Act and the Securities Act, (C) required to be made with the NYSE, and (D) under state securities, takeover and “blue sky” Laws, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, Parent’s Third Amended Articles of Incorporation or Regulations, Merger Sub’s certificate of incorporation or by-laws or the comparable governing documents of any of Parent’s other Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss of any benefits under, or the creation of a Lien on any of the assets of Parent or Merger Sub or any other Subsidiary of Parent pursuant to (1) any Contract binding upon Parent, Merger Sub or any other Subsidiary of Parent or (2) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) receipt of all applicable consents contemplated by Section 5.2(d)(i), any Law to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, conflict violation, termination, default, creation, acceleration, loss or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(e) Parent Reports; Financial Statements. (i) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will when so filed or furnished, comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and none of the Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. As of the date of this Agreement, there have not, since the Applicable Date, been any material complaints or concerns made through Parent’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law, that remain outstanding or unresolved.

(ii) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in and meeting the requirements of Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and directors of Parent, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s and its Subsidiaries’ assets that would be reasonably likely to have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (1) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Parent employees regarding questionable accounting or auditing matters, have been received by Parent.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of the Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, changes in equity and cash flows included in or incorporated by reference into the Parent Reports including any related notes and schedules, fairly presents in all material respects, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present in all material respects, the results of operations, cash flows, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. (i) Since September 30, 2019, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practices.

(ii) Since September 30, 2019, there has not been any change in the financial condition, properties, assets, liabilities, business or results of Parent’s and its Significant Subsidiaries’ operations or any circumstance, occurrence or development that individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(iii) From December 31, 2018 through the date of this Agreement, there has not been any material change in any method of accounting or accounting practices by Parent or any of its Significant Subsidiaries, except as required by changes in GAAP or the Exchange Act.

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Significant Subsidiaries which would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Significant Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Significant Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity. There are no liabilities or obligations of Parent or any of its Significant Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Parent Reports or in the notes to such balance sheet; (ii) liabilities or obligations incurred in the ordinary course of business since September 30, 2019; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Significant Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among Parent or any of its Significant Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

(h) Employee Benefits.

(i) Section 5.2(h)(i) of the Parent Disclosure Letter sets forth an accurate and complete list of each material Parent Benefit Plan. With respect to each material Parent Benefit Plan, Parent has made available to the Company a true and complete copy of the most recently filed annual report on IRS Form 5500 and all schedules thereto.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to Parent or its Significant Subsidiaries, neither the Parent, any of its Subsidiaries, nor any Parent ERISA Affiliate contributes to, is required to contribute to, or has in the last six years contributed to or been is required to contribute to a Multiemployer Plan. Except as would not result in a Parent Material Adverse Effect, neither the Parent, any of its Subsidiaries, nor any Parent ERISA Affiliate has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other current or contingent liability with respect to any Multiemployer Plan.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to Parent or its Significant Subsidiaries, neither Parent nor any of its Subsidiaries sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any current or contingent liability with respect to any single-employer “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, no liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by Parent, any of its Subsidiaries or any Parent ERISA Affiliate that has not been satisfied in full. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to any Parent Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(iv) The execution and delivery of this Agreement, the shareholder or other approval of this Agreement, and the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries to any material compensatory payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (C) result in any forgiveness of indebtedness or obligation to fund benefits under a Parent Benefit Plan with respect to any such employee, director or officer, or (D) directly or indirectly cause Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan.

(i) Compliance with Laws.

(i) Parent and its Significant Subsidiaries are and have at all times since the Applicable Date been in compliance with all Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Significant Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Parent and its Significant Subsidiaries have each obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. All such Licenses are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (A) Parent and its Significant Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption Laws, (B) since the Applicable Date, there have been no voluntary disclosures by Parent or any of its Significant Subsidiaries under any Anti-Corruption Law, (C) since the Applicable Date, no Governmental Entity has notified Parent or any of its Significant Subsidiaries in writing of any actual or alleged violation or breach of any Anti-Corruption Law, (D) since the Applicable Date, neither Parent nor any of its Significant Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to Parent’s or any of its Significant Subsidiaries of Parent’s compliance with any Anti-Corruption Law, and to Parent’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (E) since the Applicable Date, neither Parent nor any of its Significant Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to Parent’s Knowledge, investigation, alleging non-compliance with any Anti-Corruption Law, nor, to Parent’s Knowledge, is there any basis for any such charge, indictment or investigation, and (F) since the Applicable Date, neither Parent nor any of its Significant Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with any Anti-Corruption Law, nor, to Parent’s Knowledge, is there any basis for any such proceeding.

(j) Takeover Statutes. No Takeover Statute or any anti-takeover provision in Parent’s Third Amended Articles of Incorporation or Regulations is applicable to Parent or the Parent Shares to be issued in connection with this Agreement.

(k) Real and Personal Property.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and its Significant Subsidiaries have good and marketable title to all real property owned by Parent or any of its Significant Subsidiaries (the “Parent Owned Real Property”), subject only to Permitted Liens.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (A) each lease, sublease or license under which Parent or any of its Significant Subsidiaries leases, subleases or licenses any real property (each such lease, license or sublease, a “Parent Real Property Lease,” and such real property “Parent Leased Real Property”) is valid and in full force and effect, (B) neither Parent nor any of its Significant Subsidiaries, nor to Parent’s Knowledge any other party to a Parent Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Parent Real Property Lease, and neither Parent nor any of its Significant Subsidiaries has received noticed that it has breached, violated or defaulted under any Parent Real Property Lease and (C) Parent and its Significant Subsidiaries have all necessary mineral rights, surface and subsurface rights, consents, easements, rights of way, permits, licenses, ingress, egress and access rights (and all other rights and interests granting Parent or any of its Subsidiaries the rights and ability to mine, extract, remove, process, transport and market the mineral reserves owned or controlled by Parent or its Subsidiaries), as are necessary for Parent and its Subsidiaries to conduct their business as presently conducted in the ordinary course.

(iii) All material tangible assets (including Owned Real Property and Leased Real Property) of Parent and its Significant Subsidiaries are, in the aggregate (and with due consideration for reasonable wear and tear and the age of each specific tangible asset), in sufficient operating condition and repair, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(l) Brokers and Finders. None of Parent or Merger Sub or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except that Parent has employed Moelis & Company LLC and Credit Suisse Group AG as its financial advisors in connection with the transactions contemplated by this Agreement, the fees of which will be paid by Parent or a Subsidiary of Parent.

(m) Financing.

(i) Parent will have sufficient funds available to it for Parent and, after the Effective Time, the Surviving Corporation, to complete the Merger and refinance in full all amounts outstanding under the Company ABL Credit Agreement and the Senior Secured Indenture, to pay cash in lieu of fractional shares in accordance with Section 4.2(f), and to satisfy the respective obligations of Parent and Merger Sub as and when contemplated by this Agreement and to pay or otherwise perform such obligations of Parent and Merger Sub under any agreement or documents entered into in connection with the Merger (including any fees and expenses relating to the Financing).

(ii) Parent has delivered to the Company true and complete copies of (i) a fully executed debt commitment letter, dated as of the date of this Agreement (including all schedules, annexes and exhibits thereto) (the “Commitment Letter”) and (ii) the fully executed fee letters referenced therein, relating to fees with respect to the Financing contemplated by the Commitment Letter (collectively, the “Fee Letter,” and together with the Commitment Letter, collectively, the “Commitment Papers”), by and among Parent and the Financing Sources specified therein (with only fee amounts and other economic terms, and the “flex” provisions, redacted, none of which redacted provisions would adversely affect the conditionality, enforceability, termination or amount of the debt financing contemplated by the Commitment Letter). As used herein, the debt financing contemplated in the Commitment Papers, together with, unless the context otherwise requires, any replacement financing, including any bank financing or debt securities issued in lieu thereof, is collectively referred to as the “Financing.” As of the date of this Agreement, each of the Commitment Papers is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and, to the Knowledge of Parent, no amendment or modification in any manner that is potentially adverse to the Company is contemplated as of the date of this Agreement (other than as set forth in the Fee Letter with respect to flex rights and/or to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the Commitment Papers as of the date of this Agreement), and each of the Commitment Papers, in the form so delivered, constitutes the legal, valid and binding obligation of, and is enforceable against, Parent and, to the Knowledge of Parent, each of the other parties thereto, subject, in each case, to the Bankruptcy and Equity Exception. Except as set forth in the Commitment Papers and except for any engagement letters, fee credit letters and fee letters related to the permanent financing described in the Commitment Papers, as of the date of this Agreement, there are no contracts, agreements, “side letters” or other arrangements to which Parent, Merger Sub or any of their respective affiliates is a party relating to the Commitment Papers or the Financing.

(iii) As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, constitutes, or would reasonably be expected to constitute, a default or breach by Parent or, to the Knowledge of Parent, any other party thereto, of any term of the Commitment Papers. As of the date of this Agreement, no Financing Source party to the Commitment Letter has notified Parent in writing of its termination or repudiation (or intent to terminate or repudiate) any of the commitments under such Commitment Letter or intent not to provide all or any portion of the Financing. Assuming the truth and accuracy of the Company’s representations and warranties set forth in Section 5.1 and compliance by the Company with its obligations hereunder, in each case, in all material respects, and assuming satisfaction of the conditions in Section 7.3 (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), Parent has no reason to believe that any of the conditions to the availability and funding, as applicable, of the Financing contemplated by the Commitment Papers will fail to be satisfied on the Closing Date or that the full amounts committed pursuant to the Commitment Letter will not be available to be funded on the Closing Date to the extent required to refinance in full all amounts outstanding under the Company ABL Credit Agreement and the Senior Secured Indenture, to pay cash in lieu of fractional shares in accordance with Section 4.2(f) and to pay the fees and expenses relating to the Merger and the Financing.

(iv) Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub acknowledges that its obligation to consummate the Merger as set forth in this Agreement is not contingent on Parent’s ability to obtain any financing, whether pursuant to the Commitment Papers or otherwise.

(v) As of the date hereof, Parent and Merger Sub have fully paid (or caused to be paid) any and all commitment fees or other fees required by the Commitment Papers to be paid on or before the date of this Agreement. The only conditions precedent related to the obligations of the Financing Sources party to the Commitment Letter to fund the full amount of the Financing contemplated by the Commitment Letter are expressly set forth in the Commitment Letter.

(n) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, since the Applicable Date, (A) Parent and its Significant Subsidiaries have complied at all times with all applicable Environmental Laws; (B) no property (including soils, groundwater, surface water, buildings and surface and subsurface strata or structures) currently or, to the Knowledge of Parent, formerly owned, operated or utilized by Parent or any of its Significant Subsidiaries has been contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law or any contractual obligation; (C) neither Parent nor any of its Significant Subsidiaries has any liability for any Hazardous Substance disposal or contamination on any third party property; (D) neither Parent nor any of its Significant Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Parent or any of its Significant Subsidiaries is in violation of or subject to liability under any Environmental Law; (E) neither Parent nor any of its Significant Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party assigning or otherwise imposing liability or obligations relating to any Environmental Law and (F) to the Knowledge of Parent, there are no other conditions or occurrences involving Parent or any of its Significant Subsidiaries that if known by a Governmental Entity or other third Person would reasonably be expected to result in any claim, liability, investigation, cost or restriction on Parent or any of its Subsidiaries pursuant to any Environmental Law.

(o) Tax Matters. Neither Parent nor any of its Affiliates has taken or agreed to take any action, nor does Parent have any Knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(p) Taxes. Except as has not had, and would not, individually or in the aggregate, reasonably be expected to result in, a Parent Material Adverse Effect:

(i) Parent and each of its Significant Subsidiaries (A) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are correct and complete; (B) have paid or withheld, as applicable, all Taxes that (1) are shown as due on such filed Tax Returns or (2) that Parent or any of its Significant Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder or third party, except with respect to matters contested in good faith; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(ii) As of the date of this Agreement, there are no ongoing pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters of Parent and its Significant Subsidiaries;

(iii) There are no outstanding deficiencies for Taxes of Parent or any of its Significant Subsidiaries that are not disclosed or provided for in the Parent Reports;

(iv) Neither Parent nor any of its Significant Subsidiaries (A) has, after December 31, 2008, been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Parent or any of its Subsidiaries was the common parent, (B) has any liability for Taxes of any Person (other than Parent and its Subsidiaries) for taxable periods beginning on or after January 1, 2009 (1) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (2) as a transferee or successor, or (C) is a party to or bound by any Tax sharing or allocation agreement, other than (1) agreements solely among Parent or its Subsidiaries and (2) agreements entered into in the ordinary course of business that do not primarily relate to Tax matters;

(v) Neither Parent nor any of its Significant Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, during the two year period prior to the date of this Agreement, in a transaction in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring between members of the same group of affiliated corporations filing a consolidated federal income tax return;

(vi) Neither Parent nor any of its Significant Subsidiaries has participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b), other than those disclosed in Tax Returns for taxable years from 2014 through 2018; and

(vii) No Liens for Taxes exist with respect to any of the Parent’s assets or properties or those of its Significant Subsidiaries, except for Permitted Liens.

(q) Labor Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the respective business activities of Parent or any of its Significant Subsidiaries or be reasonably expected to result in a material liability of Parent or its Significant Subsidiaries, there are no, and there have not been since the Applicable Date, any actual or, to Parent’s Knowledge, threatened (A) strikes, lockouts, slowdowns, other work stoppages or job actions, picketing, unfair labor practices or other labor disputes, (B) unfair labor practice charge against Parent or any of its Significant Subsidiaries before the National Labor Relations Board or any comparable labor relations authority, and (C) arbitrations or grievances, charges, complaints, audits or investigations by or before any Governmental Entity with respect to any current or former employees of, or other service providers to, Parent or any of its Significant Subsidiaries.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the respective business activities of the Company or its Subsidiaries or be reasonably expected to result in a material liability of Parent or its Subsidiaries, since the Applicable Date, each of Parent and its Significant Subsidiaries has been in compliance with all collective bargaining agreements or other material agreements with a labor union or like organization that Parent or any of its Significant Subsidiaries is a party to or otherwise bound by and all applicable Laws respecting labor and employment matters, including fair employment practices (including equal employment opportunity laws), terms and conditions of employment, labor relations, workers’ compensation, occupational safety and health, affirmative action, employee privacy, classification as (A) exempt from overtime or (B) a contractor, plant closings, immigration and wages and hours.

(r) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, to Parent’s Knowledge, neither Parent nor any of its Significant Subsidiaries is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated, or otherwise violated the valid and enforceable Intellectual Property rights of any third party during the six year period immediately preceding the date of this Agreement, and there are no pending, outstanding, or, to Parent’s Knowledge, threatened written notices (including invitations to take a license), actions, suits, claims, investigations or other legal proceedings asserting the same.

(s) No Other Representations.

(i) Except for the representations and warranties made in this Section 5.2 or any certificate delivered pursuant to this Agreement, neither Parent nor Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Section 5.2 or any certificate delivered pursuant to this Agreement, neither Parent nor Merger Sub or any other Person makes or has made any representation or warranty to the Company or any of its Person or Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses or (B) except for the representations and warranties made in this Section 5.2 or any certificate delivered pursuant to this Agreement, any oral or written information presented to the Company or any of its Person or Representatives in the course of their due diligence investigation of Parent or Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that neither the Company nor any other Person has made or is making, and Parent and Merger Sub expressly disclaim reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Section 5.1 or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or Merger Sub or any of their Representatives. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge that, except as expressly provided in Section 5.1 or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Sub or any of their Representatives.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) Covenants of the Company. The Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, conditioned or delayed) and except as expressly contemplated by this Agreement, as required by applicable Laws or as set forth on Section 6.1(a) of the Company Disclosure Letter, the Company shall conduct its and its Subsidiaries’ business in the ordinary course in all material respects and, to the extent consistent therewith, shall use its reasonable best efforts to maintain existing relationships with Governmental Entities and material customers, suppliers, distributors, creditors, lessors, insurers, employees, unions, and other material business associates. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (x) as otherwise expressly required by this Agreement, (y) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (z) as set forth in the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments, or the terms of any security of the Company or any Subsidiary of the Company;

(ii) (A) merge or consolidate itself or any of its Subsidiaries with any other Person, other than any such merger or consolidation solely between or among any wholly owned Subsidiaries of the Company (but, for the avoidance of doubt, not involving the Company) or (B) restructure, reorganize or completely or partially liquidate;

(iii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets outside of the ordinary course of business with a value or purchase price in the aggregate in excess of $30 million in any transaction or series of related transactions;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than (A) the issuance of (1) any Company Shares upon the settlement or exercise of Company Equity Awards or lifting of restrictions on restricted stock, in each case that are outstanding on the date of this Agreement or are granted after the date hereof in accordance with Section 6.1(a)(xvi), in accordance with the terms of those Company Equity Awards or (2) any securities of a wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company, (B) as may be required pursuant to the ABL Credit Agreement or the Company Indentures, or (C) as may be required by any Contracts governing indebtedness, including the Financing;

(v) make any loans, advances or capital contributions to or investments in any Person (other than loans or advances between or among the Company and any of its direct or indirect wholly owned Subsidiaries), in excess of $3 million in the aggregate, other than trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company that are made in compliance with the Company Credit Agreements, Company Indentures and the other contractual obligations of the Company and its Subsidiaries);

(vii) enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries, except for (A) Indebtedness for borrowed money incurred in the ordinary course of business pursuant to the revolving, swingline or letter of credit facilities of the Company Credit Agreements in an aggregate principal amount not to exceed $625 million outstanding at any time, (B) guarantees by the Company or any wholly owned Subsidiary of the Company of indebtedness for borrowed money of the Company or any other wholly owned Subsidiary of the Company, and (C) interest and commodity swaps, futures, forward contracts and similar derivatives (1) not entered for speculative purposes and (2) entered into on customary commercial terms in the ordinary course of business and in compliance with its risk management and hedging policies in effect on the date of this Agreement;

(x) make or authorize any capital expenditure other than for capital expenditures that do not, in any calendar year, exceed 105% of the aggregate capital expenditure amount for such year, or of the aggregate amount in respect of any category of use for such year, in each case, as set forth in Section 6.1(a)(x) of the Company Disclosure Letter;

(xi) (A) other than in the ordinary course of business (except with respect to any Company Material Contract set forth in clause (ii), (iii), (iv), (v), (vi) or (x) of the definition thereof), amend, modify, terminate or waive any material right under any Company Material Contract, (B) subject to clause (C) below, other than in the ordinary course of business consistent with past practice enter into any Contract that would have been a Company Material Contract had it been entered into prior to this Agreement, or (C) enter into any contract that would be a Company Material Contract pursuant to any of clauses (ii), (iii), (iv), (v), (vi), or (x) of the definition of Company Material Contract had it been entered into prior to this Agreement;

(xii) (A) make any material changes with respect to accounting policies or procedures, except as required by changes after the date hereof in GAAP, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures that could reasonably be expected to negatively affect the Company;

(xiii) settle, propose to settle or compromise any action before a Governmental Entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $5 million in the aggregate (together with all other settlements or compromises after the date of this Agreement), net of any amounts covered by insurance that the Company expects to be promptly paid by the applicable insurer, (B) imposes any material equitable or non-monetary relief, penalty or restriction on the Company or any of its Subsidiaries (or, after the Effective Time, on Parent or any of Parent’s Subsidiaries) or (C) would reasonably be expected to affect the rights or defenses available to the Company or any of its Subsidiaries in any related or similar claims that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole; provided that, notwithstanding any of the foregoing, the Company may not settle, propose to settle or compromise any claim or action that is covered by Section 6.15 except as is expressly permitted by Section 6.15;

(xiv) make, change or rescind any material Tax elections, change or consent to any change in its or its Subsidiaries’ material method of accounting for Tax purposes (except as required by applicable Law), amend any material Tax Returns, settle, compromise, concede or abandon any material Tax liability, claim or assessment, enter into any material closing agreement, waive or extend any statute of limitations with respect to material Taxes or obtain any material Tax ruling;

(xv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses, including any equity interests of any of its Subsidiaries, except (other than with respect to equity interests of any Subsidiary of the Company) (A) in connection with goods or services provided in the ordinary course of business, (B) sales of obsolete assets, (C) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of

$20 million in the aggregate, or (D) pursuant to Contracts in effect prior to the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement;

(xvi) except as required by Law, any Company Labor Agreement(s) in effect as of the date hereof or the terms of any Company Benefit Plan existing as of the date hereof, (A) materially increase in any manner the compensation or benefits of any current or former directors, officers, employees, or independent contractors (who are natural persons) of the Company or its Subsidiaries, other than (1) annual increases in base salaries or regular hourly wages that are (I) granted in the ordinary course of business consistent with past practice and (II) in the aggregate not in excess of 3% of the aggregate base salaries or regular hourly wages for the Company’s employees in effect as of the date hereof, provided that the Company delivers a written budget showing the annual increases for the affected employees to Parent for review prior to the effective date of any such increases in base salaries or regular hourly wages or (2) increases upon promotions in the ordinary course of business consistent with past practice, provided that the Company deliver to Parent a monthly report of any such increases upon promotions during the month prior to delivery of the report, (B) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than (1) annual bonuses and annual, long-term (in respect of payments under awards outstanding on the date hereof) or quarterly short-term incentive compensation granted in the ordinary course of business and consistent with past practice or (2) special recognition awards in an amount not to exceed $100,000 in the aggregate (counting all special recognition awards during such period), (C) accelerate any rights or benefits under any Company Benefit Plan, (D) accelerate the time of funding or payment of, or increase the amount required to fund, any Company Benefit Plan, or fund any rabbi trust or similar arrangement associated with or intended to satisfy liabilities under any Company Benefit Plan, (E) forgive any loans, or issue any loans (other than routine advances issued in the ordinary course of business) to any of its or its Subsidiaries’ directors, officers, employees or independent contractors, (F) grant any new equity awards under any Company Benefit Plan, other than (1) annual equity grants, with each such grant having a grant date value (at target) that is no greater than the grant date value (at target) of the equity award received by the award recipient in 2019, except as may be adjusted to account for a promotion or base salary adjustment (I) in effect on the date hereof or (II) to the extent permitted under Section 6.1(a)(xvi)(A), (2) equity grants to permitted new hires or promotions, in each case under clause (1) and (2), in the ordinary course of business and consistent with past practice, or (3) long-term equity grants made to employees in lieu of an annual 2020 long-term cash incentive award, with each such grant having a grant date value (at target) that does not exceed the cash value (at target) of the long-term cash incentive award granted to such employee in 2019 in the ordinary course of business, except as may be adjusted to account for a promotion or base salary adjustment (I) in effect on the date hereof or (II) to the extent permitted under Section 6.1(a)(xvi)(A), (G) grant any new long-term cash incentive awards (including under the Company’s Omnibus Management Incentive Plan or any other Company Benefit Plan), (H) enter into, establish, amend or terminate any Company Benefit Plan or any other agreement or arrangement which would be a Company Benefit Plan if it were in effect on the date of this Agreement other than (1) related to annual plan renewals in the ordinary course of business consistent with past practice, (2) changes that do not result in an increase in cost to the Company or (3) as otherwise permitted in this Section 6.1(a)(xvi), (I) enter into, establish, amend, renegotiate or terminate any collective bargaining agreement (other than with respect to any collective bargaining agreement that is expiring or up for renewal, provided that (1) the Company provides updates on the status of the applicable negotiations to Parent reasonably promptly upon request,

(2) Parent is given a reasonable opportunity to review any written proposals to be made by the Company before they are given to the union (other than any proposals that have an incremental economic value of less than $100,000), (3) the Company will consider in good faith any comments or concerns provided by Parent with respect to any such proposals and (4) any successor agreement will not result in a material increase in cost, or material decrease in operational flexibility, to the Company), (J) hire any employee of the Company or any of its Subsidiaries or engage any other individual to provide services to the Company or any of its Subsidiaries, other than the hiring of employees to replace employees who were employees on the date hereof or to fill open positions as of the date hereof, in either case, with base pay not in excess of $200,000, (K) promote any employee who is an officer to a position more senior than such employee’s position as of the date of this Agreement, or promote a non-officer employee to an officer position, or (L) terminate the employment of any executive officer other than for cause;

(xvii) effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act or any similar state or local Law;

(xviii) transfer amounts to a trust, escrow or other segregated account to fund any benefits under any nonqualified deferred compensation plan, including the Company Supplemental Thrift Plan, Supplemental Retirement Plan, Executive Retirement Income Plan, Executive Minimum and Supplemental Retirement Plan, Executive Deferred Compensation Plan and Directors’ Deferred Compensation Plan; provided that this Section 6.1(a)(xviii) shall not impact the Company’s ability to otherwise secure the obligations under such plans with a letter of credit to the extent the Company is required by the terms of the applicable plans in effect on the date hereof to secure the obligations under the applicable plans; or

(xix) agree, authorize or commit to do any of the foregoing.

(b) Covenants of Parent. From the date of this Agreement until the Effective Time, except (i) as otherwise expressly required by this Agreement, (ii) as the Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (iii) as set forth in the Parent Disclosure Letter, Parent will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in (A) Parent’s Third Amended Articles of Incorporation or Regulations or other applicable governing instruments, (B) Merger Sub’s certificate of incorporation or by-laws or other applicable governing instruments or (C) the material terms of any security of Parent, Merger Sub or any of Parent’s Subsidiaries;

(ii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or repurchase any Parent Shares at a premium; provided that, in each case solely to the extent in compliance with the credit agreements, indentures and other Contractual obligations of Parent and its Subsidiaries, (x) Parent may continue to declare and pay regular quarterly cash dividends to the holders of Parent Shares, in each case in accordance with Parent’s past practice, and (y) Parent may give effect to dividend equivalent rights with respect to grants under the Parent Stock Plans or any similar Parent plan;

(iii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets outside of the ordinary course of business with a value or purchase price in the aggregate in excess of $300 million in any transaction or series of related transactions;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (A) any Parent Shares upon the settlement of any grants made under any Parent Stock Plan or any similar Parent plan in accordance with the terms as of the date of this Agreement of those grants; (B) any securities of a Subsidiary of Parent to Parent or any other Subsidiary of Parent; (C) any grants under the Parent Stock Plan, or any similar Parent plan, or in the ordinary course of business or (D) as may be required by any Contracts governing indebtedness, including the Financing;

(v) (A) merge or consolidate itself or any of its Subsidiaries with any other Person or (B) restructure, reorganize or completely or partially liquidate (except for any such transactions with respect to its wholly owned Subsidiaries);

(vi) enter into any agreement with respect to the voting of its capital stock in connection with the Parent Shareholder Meeting;

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(viii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, product lines or businesses or those of any of its Subsidiaries, including any equity interests of any of its Subsidiaries, except (other than with respect to equity interests of any Subsidiary of Parent) (A) in connection with goods or services provided in the ordinary course of business, (B) sales of obsolete assets, (C) for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $300 million in the aggregate, or (D) pursuant to Contracts in effect prior to the date of this Agreement that have been disclosed to the Company prior to the date of this Agreement;

(ix) enter into any new line of business, or fundamentally change any existing line of business; or

(x) agree, authorize or commit to do any of the foregoing.

(c) PBGC Coordination. From and after the date of this Agreement, the Company will notify Parent promptly of any notice or other communication received by the Company or any of its Subsidiaries from the PBGC regarding any defined benefit pension plan of the Company or any of its Subsidiaries. In the event of any such notice or communication, the Company will consult with Parent with respect to any communications with the PBGC or its

Representatives and will not enter into any Contract with the PBGC without Parent’s prior consent (which shall not be unreasonably withheld, delayed or conditioned).

(d) Interim Communications by the Company. Prior to making any material written communications disseminated to the employees, officers, directors, or independent contractors of the Company or its Subsidiaries pertaining to compensation, benefits or other matters related to the transactions contemplated by this Agreement, the Company shall consult with and consider in good faith any comments promptly provided by Parent.

6.2 Acquisition Proposals.

(a) No-Solicitation. Each of the Company and Parent agree that, except as expressly permitted by this Section 6.2 from the date of this Agreement to the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries shall, and each shall cause its respective Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants and other advisors, agents or representatives (such Persons, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal, in the case of the Company, or any Parent Acquisition Proposal, in the case of Parent;

(ii) enter into, engage in, maintain, continue or otherwise participate in any discussions or negotiations with, or furnish or otherwise make available any material non-public information or data to, any Person other than the other Parties, or any of their Affiliates or any of their respective Representatives (a “Third Party”) that is reasonably likely to be considering or seeking to make, or has made within the 12 months preceding the date of this Agreement, a Company Acquisition Proposal (in the case of the Company) or a Parent Acquisition Proposal (in the case of Parent), in each case relating to, or as would reasonably be expected to lead to, a Company Acquisition Proposal or a Parent Acquisition Proposal, respectively; or

(iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, memorandum of understanding or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(b)) relating to, or that would reasonably be expected to lead to, a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent) (any of the foregoing, an “Alternative Acquisition Agreement”).

(iv) Each of the Company and Parent shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party or its Representatives, with respect to any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to, any Company Acquisition Proposal or Parent Acquisition Proposal, as the case may be, and shall promptly request that each Third Party to whom confidential information has been furnished or otherwise made available by or on behalf of such Party or any of its Subsidiaries within the 12 month period preceding the date of this Agreement in connection with, or for the purpose of evaluating, a Company Acquisition Proposal or Parent Acquisition Proposal, promptly return or destroy all such confidential information so furnished or otherwise made available. Neither the Company nor Parent shall, and each shall cause its Subsidiaries not to, terminate, waive, amend, release or modify in any respect any standstill or other similar provision of any confidentiality agreement to which any of them is a party in connection with a Company Acquisition Proposal or Parent Acquisition Proposal, respectively, or other proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal or Parent Acquisition Proposal, and shall use commercially reasonable efforts to enforce the provisions of any such confidentiality agreements, including by seeking injunctions to prevent any known breaches of any such agreements and to enforce specifically the terms and provisions thereof, except in each case if such Party’s board of directors determines in good faith, after consultation with its outside legal counsel, that taking such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(b) No-Solicitation Exception. Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, if (i) the Company receives a bona fide Company Acquisition Proposal, or Parent receives a bona fide Parent Acquisition Proposal, that, in either case, did not result from a breach by such Party or its Subsidiaries or Representatives of this Section 6.2, (ii) the board of directors of such Party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal or Parent Superior Proposal, as applicable, and (iii) the board of directors of such Party determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, then, before (but not after) the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, the Company or Parent, as applicable, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party making the Company Acquisition Proposal or Parent Acquisition Proposal and its Representatives regarding a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, and (B) furnish to such Third Party or its Representatives information, including material non-public information relating to, and afford access to the business, properties, assets, books and records of, such Party and its Subsidiaries, pursuant to an Acceptable Confidentiality Agreement; provided that such Party shall promptly (and in any event within 48 hours) provide to the other Parties any such information that is provided to any such Third Party which was not previously provided to or made available to such other Parties; provided, further, that such Party and its Subsidiaries shall, and shall cause their respective Representatives to, promptly (and in any event within 48 hours) following the time that such Party’s board of directors determines in good faith that such Company Acquisition Proposal (in the case of the Company’s board of directors) or Parent Acquisition Proposal (in the case of Parent’s board of directors) does not constitute and would not reasonably be expected to result in a Company Superior Proposal or Parent Superior Proposal, respectively, terminate such negotiations, discussion and information access.

(c) Restrictions on Changes of Recommendation. Subject to Section 6.2(d), Section 6.2(f) and Section 6.2(h), the board of directors of the Company and each committee thereof, on the one hand, and the board of directors of Parent and each committee thereof, on the other hand, shall not, directly or indirectly: (i) fail to include the Company Recommendation (in the case of the Company) or the Parent Recommendation (in the case of Parent) in the Prospectus/Proxy Statement, (ii) withdraw (or qualify or modify in a manner adverse to the other Parties) the Company Recommendation (in the case of the Company) or the Parent Recommendation (in the case of Parent) or publicly propose to do so, (iii) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by its board of directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, or fail to recommend against acceptance of such a tender or exchange offer by the close of business on the earlier of (A) the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act and (B) the second Business Day prior to the Company Stockholders Meeting (in the case of the Company) or the Parent Shareholders Meeting (in the case of Parent), as the same may be postponed in accordance with Section 6.4(a)) (it being understood and agreed that such Party’s board of directors may take no position with respect to a Company Acquisition Proposal (in the case of the Company) or a Parent Acquisition Proposal (in the case of Parent) that is a tender offer or exchange offer during the applicable period referred to in clause (A) or clause (B) without such non-position constituting, in and of itself, an Adverse Company Recommendation Change or Adverse Parent Recommendation Change), (iv) (except as permitted by Section 6.2(d)) adopt, approve, recommend to its stockholders, endorse or otherwise declare advisable any Company Acquisition Proposal (in the case of the Company) or any Parent Acquisition Proposal (in the case of Parent) resolve or agree to publicly propose to take any such actions, or (v) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm the Company Recommendation (in the case of the Company) or the Parent Recommendation (in the case of Parent) within three Business Days following receipt of a written notice from Parent (in the case of the Company) or the Company (in the case of Parent), delivered after a Company Acquisition Proposal (in the case of the Company) or a Parent Acquisition Proposal (in the case of Parent) has become publicly known, which notice requests such reaffirmation (or, if earlier, the date that is two Business Days prior to the Company Stockholders Meeting (in the case of the Company) or the Parent Shareholders Meeting (in the case of Parent), as the same may be postponed in accordance with Section 6.4(a)) (each such action set forth in this Section 6.2(c) with respect to the Company’s board of directors being referred to herein as an “Adverse Company Recommendation Change,” and each such action set forth in this Section 6.2(c) with respect to Parent’s board of directors being referred to herein as an “Adverse Parent Recommendation Change”).

(d) Permitted Changes of Recommendation and Termination of this Agreement. Notwithstanding anything contained in this Section 6.2 to the contrary, if prior to the time, but not after, the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) is obtained, (i) the Company or Parent receives a bona fide Company Acquisition Proposal (in the case of the Company) or bona fide Parent Acquisition Proposal (in the case of Parent) that did not result from a breach by the receiving Party of this Section 6.2 and (ii) the board of directors of the receiving Party determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent)

constitutes a Company Superior Proposal or Parent Superior Proposal, respectively, and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, then the board of directors of the receiving Party may, after complying with Section 6.2(f), make an Adverse Company Recommendation Change (in the case of the Company) or Adverse Parent Recommendation Change (in the case of Parent) or terminate this Agreement in accordance with Section 8.3(d) or Section 8.4(d), as applicable, in order to enter into a definitive agreement with respect to the applicable Company Superior Proposal or Parent Superior Proposal.

(e) Certain Permitted Disclosure. In addition, nothing contained in this Section 6.2 shall prevent the Company or Parent or either of their boards of directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement (provided that neither the disclosing Party nor its board of directors may effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) unless permitted by Section 6.2(d) or Section 6.2(h)) or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that if any disclosure made in reliance on this Section 6.2(e) does not reaffirm the Company Recommendation (in the case of the Company) or Parent Recommendation (in the case of Parent), such disclosure shall be deemed to be an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, and, in the case of an Adverse Company Recommendation Change, Parent shall have the right to terminate this Agreement as set forth in Section 8.4(a), and, in the case of an Adverse Parent Recommendation Change, the Company shall have the right to terminate this Agreement as set forth in Section 8.3(a).

(f) Match Rights. The board of directors of the Company, on the one hand, and the board of directors of Parent, on the other hand, shall not take any action set forth in Section 6.2(d) unless it has first:

(i) caused the Company or Parent, as applicable, to provide the other Party at least four Business Days’ prior written notice of its intent to make an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent), in each case, in accordance with Section 6.2(d) (a “Notice of Superior Proposal”), which notice shall (A) state that the notifying Party has received a Company Superior Proposal or Parent Superior Proposal, as applicable, (B) specify the material terms and conditions of such Company Superior Proposal or Parent Superior Proposal, (C) identify the Person making such Company Superior Proposal or Parent Superior Proposal, and (D) enclose the most recent draft of any agreements intended to be entered into in connection with such Company Superior Proposal or Parent Superior Proposal (it being understood and agreed that the delivery of the notification contemplated by this clause (i) shall not, in and of itself, constitute an Adverse Company Recommendation Change or Adverse Parent Recommendation Change);

(ii) caused the notifying Party and its Representatives to negotiate, to the extent the other Party so wishes to negotiate, during such four Business Day period following delivery of the Notice of Superior Proposal (the “Notice Period”), in good faith with the other

Party concerning any revisions to the terms of this Agreement that the other Party wishes to propose in response to such Company Superior Proposal or Parent Superior Proposal; and

(iii) following the end of the Notice Period, determined in good faith after consultation with its outside legal counsel and financial advisor, that such Company Acquisition Proposal or Parent Acquisition Proposal continues to constitute a Company Superior Proposal or Parent Superior Proposal, respectively, after taking into account any changes to which the other Party has committed in writing to make to this Agreement, and that the failure to make an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) or to terminate this Agreement, in each case, in accordance with Section 6.2(d) would be inconsistent with its fiduciary duties under applicable Law; provided, however, that if, during the Notice Period, any revisions are made to the financial or other material terms of the Company Superior Proposal or Parent Superior Proposal that is the subject of such Notice of Superior Proposal, the notifying Party shall deliver to the other Party a new notice describing such revisions (and providing copies of the most recent draft of any agreements implementing such revisions) and shall comply with the requirements of clause (i) and clause (ii) of this Section 6.2(f) (except that the four Business Day Notice Period shall instead be a two Business Day Notice Period).

(g) Notice of Acquisition Proposals. Each of the Company and Parent shall notify the other promptly (but in no event later than 24 hours) after receipt by such Party (or any of its Representatives) of any Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal (in the case of the Company) or Parent Acquisition Proposal (in the case of Parent), which notice shall include the material terms and conditions of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, copies of any material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal and indicating the name of the Person making such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request, and thereafter the notifying Party shall keep the other Party reasonably informed, on a timely basis, of the status and material terms of any such Company Acquisition Proposal or Parent Acquisition Proposal, inquiry, proposal, offer or request (including any amendments thereto) and the status of any discussions or negotiations with such Person or its Representatives (without prejudice to the restrictions set forth in Section 6.2(a) and the other provisions of this Section 6.2) and provide copies of all material written communications and draft documentation received relating to such Company Acquisition Proposal or Parent Acquisition Proposal.

(h) Intervening Event. Notwithstanding anything to the contrary in Section 6.2(c), the board of directors of the Company, on the one hand, and the board of directors of Parent, on the other hand, may at any time prior to (but not after) obtaining the Requisite Company Vote (in the case of the Company) or the Requisite Parent Vote (in the case of Parent) effect an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, respectively, if (i) a Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) occurs and (ii) the board of directors of the Company (in the case of a Company Intervening Event) or Parent (in the case of a Parent Intervening Event) determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or an Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event, respectively, would be inconsistent with its fiduciary duties under applicable Law; provided that the board of directors of the Party in respect of which such Company Intervening Event (in the case of the Company) or Parent Intervening Event (in the case of Parent) occurs has first (x) caused such Party to provide the other Party at least four Business Days’ prior written notice of its intent to effect such an Adverse Company Recommendation Change or Adverse Parent Recommendation Change, which shall specify in reasonable detail the circumstances related to such determination, (y) caused such Party and its Representatives to negotiate, to the extent the other Party so wishes to negotiate, during such four Business Day period following delivery of such notice, in good faith with the other Party concerning any revisions to the terms of this Agreement that the other Party wishes to propose in response to such Company Intervening Event or Parent Intervening Event, and (z) after complying with clause (x) and clause (y), determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect an Adverse Company Recommendation Change (in the case of the Company) or Adverse Parent Recommendation Change (in the case of Parent) in response to such Company Intervening Event or Parent Intervening Event, respectively, continues to be inconsistent with its fiduciary duties under applicable Law after taking into account any changes committed in writing to be made to this Agreement by the other Party.

6.3 Proxy Filing; Information Supplied.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare and file with the SEC the joint Prospectus/Proxy Statement relating to the Company Stockholder Meeting and the Parent Shareholder Meeting (together with any amendments or supplements thereto, the “Prospectus/Proxy Statement”) in preliminary form, and Parent shall promptly prepare and file with the SEC the Registration Statement on Form S-4 in connection with the issuance of Parent Shares in the Merger, which shall include the Prospectus/Proxy Statement (the “S-4 Registration Statement”). Parent and the Company each shall use its reasonable best efforts to have the Prospectus/Proxy Statement cleared by the SEC as promptly as practicable after such filing, and Parent shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after its filing (and keep the S-4 Registration Statement effective for so long as may be necessary to consummate the Merger), and promptly thereafter each of the Company and Parent shall mail their respective Prospectus/Proxy Statement to their respective stockholders. Each of the Parties shall promptly furnish to the other all non-privileged information concerning such Party that is required by applicable Law to be included in the Prospectus/Proxy Statement or the S-4 Registration Statement so as to enable Parent to file the S-4 Registration Statement and the Company and Parent to file the Prospectus/Proxy Statement. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its Representatives for use in the Prospectus/Proxy Statement or the S-4 Registration Statement if and to the extent that such information is discovered by Company, Parent or Merger Sub, as applicable, to be or to have become false or misleading in any material respect. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Prospectus/Proxy Statement or the S-4 Registration Statement received by such Party from the SEC, including any request from the SEC for amendments or supplements thereto, and shall provide the other with copies of all other material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Prospectus/Proxy Statement and the S-4 Registration Statement or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other Party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other Party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Prospectus/Proxy Statement or the S-4 Registration Statement unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the S-4 Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent Shares for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the issuance of the Parent Shares in the Merger.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meeting of stockholders of each of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(c) If at any time prior to obtaining the Requisite Company Vote and the Requisite Parent Vote, the Company or Parent discovers that any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be set forth in an amendment or supplement to either the Prospectus/Proxy Statement or the S-4 Registration Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the stockholders of each of the Company and Parent.

(d) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Prospectus/Proxy Statement and the S-4 Registration Statement.

6.4 Stockholders Meetings.

(a) The Company shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act, duly call and give notice of, and commence mailing the Prospectus/Proxy Statement to the holders of Company Shares as of the record date established for, a meeting of holders of the Company Shares (the “Company Stockholders Meeting”) to consider and vote upon the adoption of this Agreement and (ii) as soon as reasonably practicable (but in any event within 35 calendar days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Company Stockholders Meeting; provided that the Company may adjourn or postpone the Company Stockholders Meeting to a later date to the extent the Company believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Company Shares within a reasonable amount of time in advance of the Company Stockholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Company Vote (including after commencement of a Company Acquisition Proposal that is a tender offer or exchange offer), provided that the Company Stockholders Meeting cannot be postponed by more than 10 Business Days pursuant to this clause (B) in connection with any commencement of a Company Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, the Company’s board of directors shall recommend the adoption of this Agreement at the Company Stockholders Meeting and, unless there has been an Adverse Company Recommendation Change or a termination of this Agreement permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Company Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such adoption.

(b) Parent shall (i) as soon as reasonably practicable following the date on which the S-4 Registration Statement is declared effective under the Securities Act, duly call and give notice of, and commence mailing the Prospectus/Proxy Statement to the holders of Parent Shares as of the record date established for, a meeting of holders of the Parent Shares (the “Parent Shareholders Meeting”) (which record date shall be the same as the record date established by the Company for the Company Stockholders Meeting) to consider and vote upon (A) the issuance of Parent Shares in the Merger, and (B) at Parent’s election, an amendment to Parent’s Third Amended Articles of Incorporation to increase the authorized number of Parent Shares and (ii) as soon as reasonably practicable (but in any event within 35 calendar days) following the commencement of the mailing of the Prospectus/Proxy Statement pursuant to clause (i) above, convene and hold the Parent Shareholders Meeting; provided that Parent may adjourn or postpone the Parent Shareholders Meeting to a later date to the extent Parent believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the holders of Parent Shares within a reasonable amount of time in advance of the Parent Shareholders Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Parent Vote (including after commencement of a Parent Superior Proposal that is a tender offer or exchange offer), provided that the Parent Shareholders Meeting cannot be postponed by more than 10 Business Days pursuant to this clause (B) in connection with any individual commencement of a Parent Acquisition Proposal that is a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (C) to ensure that there are sufficient Parent Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Parent Shareholders Meeting or (D) otherwise where required to comply with applicable Law. Subject to Section 6.2, Parent’s board of directors shall recommend the approval of the issuance of Parent Shares in the Merger at the Parent Shareholders Meeting and, unless there has been an Adverse Parent Recommendation Change or a termination of this Agreement permitted by and in accordance with Section 6.2(d) or Section 6.2(h), shall include the Parent Recommendation in the Prospectus/Proxy Statement and take all lawful action necessary, proper or advisable on its part to solicit such approval.

(c) Parent and the Company shall cooperate to schedule and shall use their reasonable best efforts to convene the Parent Shareholders Meeting and the Company Stockholders Meeting on the same date and to establish the same record date for both the Parent Shareholders Meeting and the Company Stockholders Meeting. Notwithstanding any Adverse Company Recommendation Change or Adverse Parent Recommendation Change, unless this Agreement is terminated pursuant to Article VIII, (x) the adoption of this Agreement shall be submitted to the holders of the Company Shares at the Company Stockholders Meeting and (y) the approval of the issuance of Parent Shares in the Merger shall be submitted to the holders of the Parent Shares at the Parent Shareholders Meeting.

6.5 Filings; Other Actions; Notification.

(a) Cooperation.

(i) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including (A) filing a Notice and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the HSR Act as promptly as reasonably practicable and in any event within ten Business Days (unless otherwise mutually agreed upon in writing); (B) filing all other filings and submissions required under any Foreign

Investment Laws or Antitrust Laws as set forth in Schedule 7.1(c) as promptly as reasonably practicable; and (C) responding as promptly as reasonably practicable and advisable to requests for additional information or inquiries from any Governmental Entity. If any lawsuit or any other proceeding, whether judicial or administrative, is instituted (or threatened to be instituted), by any Governmental Entity, including the United States Department of Justice or the United States Federal Trade Commission, or private party challenging the transactions contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall (and shall cause their respective Subsidiaries to) use their respective reasonable best efforts to resolve any such objection or challenge and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order that results from such action or proceeding that prohibits, prevents or restricts consummation of the Merger on or before the End Date. If Parent defends any litigation or similar proceeding brought by any Governmental Entity, including Federal Trade Commission or the Antitrust Division of the Department of Justice or any state attorney general or private party in connection with the Merger, Parent will promptly reimburse the Company for any reasonable and documented expenses and costs (including out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ involvement therewith. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act.

(ii) Nothing in this Agreement, including this Section 6.5 will (and “reasonable best efforts” will in no event) require or be construed to require Parent to proffer to or agree to sell, divest, lease, license, transfer, dispose of or hold separate, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries; provided, however that if necessary to avoid or eliminate each and every impediment under the HSR Act or any other Antitrust Law and to complete the transactions contemplated by this Agreement so as the enable the Closing to occur as soon as reasonably practicable (and, in no event, no later than the End Date), Parent shall agree to any changes (including through a licensing, supply or other arrangement) or restriction(s) on the current or future business operations of Parent, the Company or the Surviving Corporation; provided further that, notwithstanding anything to the contrary in this Agreement, Parent will not be required to take (and the Company and its Subsidiaries shall not take, without the prior written consent of Parent) any actions that, individually or in the aggregate, would reasonably be expected to (1) have a material adverse effect on Parent and its Subsidiaries, including the Surviving Corporation and its Subsidiaries after giving effect to the Merger, taken as a whole, or (2) have an economic effect on Parent, the Company or the Surviving Corporation in an amount that would be material when compared to the benefits anticipated to be derived by Parent and its Subsidiaries as a result of the Merger.

(iii) Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the joint right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that each Party shall permit the other Parties to review in advance, and to the extent practicable each of Parent and the Company will consult with the other on and consider in good faith the views of the other in connection with, any proposed substantive communication to any Governmental Entity in connection with this Agreement or the transactions contemplated by this Agreement (including all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement)). In exercising the foregoing rights, each of the Parties shall act reasonably and as promptly as practicable. Notwithstanding the foregoing, in the case of a disagreement regarding the strategy, tactics, or decisions relating to obtaining all consents, approvals, or authorizations necessary under the Antitrust Laws from any Governmental Entity, Parent shall have the final and ultimate authority over the appropriate strategy, tactics, and decisions. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5 as “outside counsel only.”

(b) Information. The Company and Parent each shall, upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement; provided, that the limitations set forth in the provisos to Section 6.7 shall apply to the Company’s and Parent’s obligations, mutatis mutandis. In addition, each of the Company and Parent shall use its reasonable best efforts to provide the information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Prospectus/Proxy Statement and the S-4 Registration Statement.

(c) Status.

(i) Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any change, fact or condition of which it becomes aware that would be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or any breach by such Party of its representations, warranties, covenants or agreements hereunder that would reasonably be expected to result in the failure of any condition to the other Party’s obligations to effect the Merger hereunder. Subject to Section 6.5(a), neither the Company nor Parent shall permit any of its officers or any other Representatives or agents to participate in any substantive meeting, conference, telephone call or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(ii) Without limiting the generality of Section 6.5(a) or Section 6.5(c)(i), the Company and Parent shall each promptly advise the other Party if it obtains knowledge of (A) any written notice or other written communication from any counterparty to a Material Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such material Contract in connection with the consummation of the

Merger (and provide a copy thereof) or (B) any written notice or other written communication from any other Person alleging that the consent of such Person is or may be required in connection with the Merger (and provide a copy thereof). The Company shall notify Parent as promptly as practicable of any written notice or other written communication received after the date of this Agreement from any party to any Material Contract to the effect that such Party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any Subsidiary of the Company. Notwithstanding the foregoing, a Party’s failure to comply with this Section 6.5(c)(ii) (provided that such failure was not in bad faith) shall not constitute a failure of any condition set forth in Article VII to be satisfied, or otherwise provide any other Party the right not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right.

(d) Additional Transactions. Parent and the Company will not and will not permit any of their respective Affiliates to, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person, or otherwise acquire or agree to acquire any assets or equity, if the entering into of an agreement relating to or the consummation of such acquisition, merger or consolidation would, based on the Knowledge of Parent or the Company, respectively, at the time of entry into such agreement, reasonably be expected to (i) materially increase the likelihood of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement or (ii) prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement.

6.6 Taxation.

(a) The Parties intend to adopt this Agreement and the Merger as a plan of reorganization under Section 368(a) of the Code. Notwithstanding any other provision in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to the contrary, each of the Parties shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to not take any action that would reasonably be expected to prevent or impede the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) From and after the date of this Agreement and until the Effective Time, the Company, on the one hand, and Parent, on the other hand, shall cooperate with each other and shall use their respective commercially reasonable efforts to obtain, a written opinion of Weil, Gotshal & Manges LLP (or other nationally recognized tax counsel reasonably acceptable to the Company) (“Company Tax Counsel”), in the case of the Company, and a written opinion of Jones Day (or other nationally recognized tax counsel reasonably acceptable to Parent) (“Parent Tax Counsel”), in the case of Parent, in form and substance reasonably satisfactory to the Company and Parent, respectively (each such opinion, a “Tax Opinion”), dated as of the Closing Date, to the effect that, on the basis of customary representations, assumptions and undertakings set forth or referred to in such opinion and in the related Tax Representation Letters, (i) for U.S. federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company, the Merger Sub and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code. Each of the Company, Parent, and Merger Sub shall deliver to Company Tax Counsel and Parent Tax Counsel for purposes of the Tax Opinions customary representations, assumptions and undertakings, substantially in the forms attached as exhibits hereto (the “Tax Representation Letters”), with such changes as may be necessary to take into account any change in applicable Law or fact after the date hereof. The Company will promptly notify Parent if, before the Effective Time, it knows or has reason to believe that the Company is no longer able to obtain the Tax Opinion from Company Tax Counsel. Parent will promptly notify the Company if, before the Effective Time, it knows or has reason to believe that Parent is no longer able to obtain the Tax Opinion from Parent Tax Counsel.

(c) After the date of this Agreement and prior to the Effective Time, the Company and its Subsidiaries shall cooperate in good faith and shall provide all information in their possession (or in possession of the Company’s or any of its Subsidiaries’ agents or third party advisors) that is reasonably requested by Parent with respect to Tax matters relevant to integrating the Company’s respective Subsidiaries and operations.

6.7 Access and Reports. Subject to applicable Law, upon reasonable notice, (a) the Company shall (and shall cause its Subsidiaries to) afford Parent and Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested and (b) Parent shall (and shall cause its Subsidiaries to) afford the Company reasonable access, during normal business hours throughout the period prior to the Effective Time, to such information as may be reasonably requested by the Company for a bona fide business purpose in connection with material events, circumstances, occurrences or developments with respect to Parent and its Subsidiaries after the date of this Agreement (or which were not previously disclosed to the Company by Parent or its Representatives and were not known by the Company, in each case, as of the date of this Agreement); provided that (i) neither the Company nor Parent shall be required to provide such access if it would unreasonably disrupt its operations and (ii) no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent, or Merger Sub herein, and provided, further, that the foregoing shall not require the Company, Parent or any of their respective Subsidiaries (1) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or Parent, as applicable, would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality (provided that such Party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure), (ii) to permit (or to require the Company to perform) any Phase II environmental site assessments or other intrusive environmental sampling or subsurface investigations, including soil, sediment or groundwater testing or sampling, on any of the properties owned, leased or operated by it or any of its Subsidiaries or (iii) to disclose any privileged information of the Company, Parent or any of their respective Subsidiaries. Notwithstanding anything in this Section 6.7 to the contrary, the Company and Parent shall use their respective commercially reasonable efforts to obtain any consents of third parties that are necessary to permit such access or make such disclosure and shall otherwise use commercially reasonable efforts to permit such access or disclosure, including pursuant to the use of “clean team” arrangements (on terms reasonably acceptable to the Company and Parent, as applicable) pursuant to which outside counsel of Parent or the Company, as applicable, could be provided access to any such information and pursuant to which such information shall not be disclosed by such outside counsel to directors, officers, employees or other Representatives of Parent or the Company, as applicable, without the prior consent of the other Party; provided that neither the Company nor Parent, as applicable, shall be required to incur any liability, take any action that would breach any Contract or applicable Law or otherwise jeopardize any privilege or protection in connection with the foregoing. All requests for information made pursuant to this Section 6.7 shall be directed to the general counsel or other Person designated by the Company or Parent, as applicable. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 calendar days after the Closing Date.

6.9 Publicity. The initial press release regarding the Merger shall be a joint press release, and thereafter, unless an Adverse Company Recommendation Change or an Adverse Parent Recommendation Change shall have occurred, and except with respect to press releases and other public statements in connection with Section 6.2 (to the extent expressly permitted pursuant to Section 6.2), the Company and Parent each shall consult with the other, and give the other a reasonable opportunity for review, prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. Notwithstanding the foregoing sentence, without prior consultation, each Party (a) may, subject to Section 6.2, communicate information that is not confidential information of any other Party with financial analysts, investors and media representatives in the ordinary course of business and in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate information included in a press release or other document already approved for external distribution by the other Parties.

6.10 Employee Benefits.

(a) For a period beginning at the Effective Time and ending on the first anniversary of the Closing Date (the “Continuation Period”), Parent will, or will cause the Surviving Corporation or their Subsidiaries to, provide to each employee who is employed by the Company or its Subsidiaries on the Closing Date (each, a “Company Employee”) for so long as such Company Employee remains an employee of Parent, the Surviving Corporation or their respective Subsidiaries during the Continuation Period, (i) base salary or regular hourly wage no less favorable than the base salary or regular hourly wage provided by the Company and its Subsidiaries to such Company Employee immediately before the Effective Time; (ii) target annual cash bonus opportunities and target quarterly and target long-term incentive compensation opportunities that are no less favorable than the target annual cash bonus opportunities and target quarterly and target long-term incentive compensation opportunities provided to such Company Employee by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) employee benefits that are substantially similar in the aggregate to those provided by the Company and its Subsidiaries to such Company Employee immediately before the Effective Time; provided, however, that the requirements of this sentence shall not apply to Company Employees who are covered by a Company Labor Agreement. Additionally, Parent agrees that any Company Employee whose employment involuntarily terminates without cause during the Continuation Period and is not otherwise, as of the Effective Time, covered by, or a party to, a plan, agreement, or arrangement providing for severance benefits, shall be provided with the severance pay and benefits set forth in Section 6.10(a) of the Company Disclosure Letter, subject to such Company Employee’s execution of a customary release of claims against the Company, Parent, and their Affiliates. Parent shall, or shall cause the Surviving Corporation to, honor and assume all obligations under the Change in Control Agreements and Severance Agreements listed in Section 5.1(h) of the Company Disclosure Letter in accordance with the terms of such agreements as in effect on the date hereof.

(b) For purposes of vesting, eligibility to participate and benefit entitlement under the employee benefit plans of Parent and its Affiliates providing benefits to any Company Employees after the Effective Time as required pursuant to Section 6.10(a) (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time to the extent such service was recognized by the Company and its Subsidiaries under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, except to the extent such credit would result in a duplication of benefits. In addition, to the extent such Company Employee is eligible to participate in a New Plan pursuant to Section 6.10(a), and without limiting the generality of the foregoing, (i) Parent will waive any waiting time in any and all New Plans of the same type as any Company Benefit Plans in which such Company Employee participated immediately before the consummation of the transactions contemplated hereby (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions were not satisfied or would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time. Each Company Employee shall be given credit, under the applicable New Plan providing medical, dental, pharmaceutical or vision benefits, for amounts paid prior to the Effective Time during the year in which the Effective Time occurs under a corresponding Old Plan during the same period for purposes of satisfying all deductible, co-payment, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents as though such amounts had been paid in accordance with the terms and conditions of the New Plan.

(c) Parent shall, or shall cause the Surviving Corporation to, pay bonuses pursuant to the Company’s annual and quarterly bonus programs to the Company Employees in respect of any portion of calendar year 2020 that occurs prior to the Effective Time, which payment shall be no less than the amount accrued by the Company for such bonuses through the Effective Time. The bonus payments will be allocated in consultation with management of the Company immediately prior to the Closing and paid in accordance with the applicable annual or quarterly bonus plan at the time the Company would otherwise have paid bonuses absent the consummation of the Merger. Without limiting the generality of Section 6.10(a), commencing at the Effective Time through December 31, 2020, each Company Employee will participate in an annual or quarterly bonus plan that continues the non-financial performance metrics set prior to the Effective Time to the extent such non-financial performance metrics were set in the ordinary course of business and consistent with past practice or in a bonus plan of Parent or one of its Subsidiaries.

(d) Parent shall, or shall cause the Surviving Corporation or their applicable Subsidiaries to, recognize and honor each Company Employee’s vacation accrued but unused through the Effective Time, and the Company Employees shall be permitted to use their accrued vacation in a manner consistent with the policies applicable to such Company Employees as of immediately prior to the Effective Time.

(e) If requested in writing by Parent at least ten Business Days prior to the Effective Time (or such longer time period necessary to comply with the Company Benefit Plan or applicable Law), the Company will take (or cause to be taken) all actions necessary to terminate, effective no later than the Business Day immediately prior to the Effective Time, any Company Benefit Plans listed in Section 6.10(e) of the Company Disclosure Letter (each, a “Terminated Plan”). The Company shall provide Parent with evidence that such Terminated Plans have been terminated (the form and substance of which shall reflect any reasonable comments thereto submitted by Parent to the Company) not later than the Business Day immediately preceding the Effective Time. If a Terminated Plan is a qualified defined contribution plan, Parent shall permit each eligible Company Employee to become a participant in an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries (the “Parent 401(k) Plan”) and make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Company Employee from such plan to the Parent 401(k) Plan.

(f) Nothing in this Agreement, expressed or implied, will (i) confer upon any Company Employee or any other Person any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or will interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or any Person at any time for any reason whatsoever, with or without cause, (ii) constitute an amendment to any Company Benefit Plan or any employee benefit or compensation plan of Parent or any of its Affiliates, (iii) obligate Parent, the Surviving Corporation or any Affiliate of Parent to maintain any particular compensation or benefit plan, program, arrangement, policy or contract, or (iv) prevent Parent, the Company, or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 will create any third party beneficiary rights in any current or former service provider of the Company or its Affiliates, or any beneficiaries, dependents, or collective bargaining representative thereof, or in any other Person.

6.11 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense, except (a) that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company and (b) as otherwise expressly set forth in this Agreement.

6.12 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time for a period of six years, Parent will cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries and each other Person who, at the request or for the benefit of the Company or any of its Subsidiaries, is or was previously serving as a director or officer, or fiduciary (including an ERISA fiduciary) of any other Person (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under Delaware law and under its certificate of incorporation or by-laws or other governing documents in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation shall also advance fees, costs and expenses (including attorney’s fees and disbursements) as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder) and provided further that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation, in each case to the extent a claim in connection therewith has been asserted prior to the sixth anniversary of the Effective Time, shall continue until the disposition or resolution of such matter.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(c) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and by-laws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Party in effect as of (and disclosed to Parent prior to, including by way of making a form of such agreement (including a list of signatories and beneficiaries) available to Parent) the date hereof), and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Party thereunder.

(d) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies an aggregate premium amount in excess of 250% of the annual premiums currently paid by the Company for such insurance. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable in any material respect to the Indemnified Parties than that provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date of this Agreement), provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 250% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the annual premium of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.12.

(f) The provisions of this Section 6.12 are intended to survive the consummation of the Merger and to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(g) The rights of the Indemnified Parties under this Section 6.12 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.13 [Reserved].

6.14 Other Actions by the Company and Parent.

(a) Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall use their reasonable best efforts to grant such approvals and take such actions as are in accordance with applicable Law so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate (or to the extent elimination is not possible, minimize) the effects of such statute or regulation on such transactions.

(b) Section 16 Matters. The board of directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3 promulgated under the Exchange Act to exempt (i) the disposition of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares, (ii) the conversion of Company Shares, Company Equity Awards and other derivative securities with respect to Company Shares into Parent Shares or other derivative securities with respect to Parent Shares, as the case may be, and (iii) the acquisition of Parent Shares or other derivative securities with respect to Parent Shares as the case may be, pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by directors, officers or employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

(c) The Company agrees that prior to the Effective Time, neither the Company nor any of its Subsidiaries shall (i) file any registration statement (other than on Form S-8) or (ii) consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

6.15 Litigation. The Company shall control the defense and settlement of any litigation or other legal proceedings against the Company or any of its directors or executive officers relating to this Agreement, the Merger or the other transactions contemplated by this Agreement; provided that the Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. To the extent permitted by applicable Law, the Company agrees that it shall not settle or offer to settle any litigation commenced after the date of this Agreement against the Company or its directors, executive officers or similar Persons by any stockholder of the Company relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed. Parent shall, and shall cause its Subsidiaries and its and their respective officers, directors, employees, legal advisors and other Representatives to, use their respective reasonable best efforts to cooperate with and provide any requested support to the Company in connection with the defense of any such litigation.

6.16 Financing.

(a) Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing on the terms and conditions described in or contemplated by the Commitment Papers (including any “flex” provisions) to the extent required, when taken together with cash or cash equivalents held by Parent and the Company on the Closing Date and the other sources of funds available to Parent on the Closing Date, to refinance in full all amounts outstanding under the Company ABL Credit Agreement and the Senior Secured Indenture and to pay cash in lieu of fractional shares in accordance with Section 4.2(f), including using reasonable best efforts to (i) maintain in effect the Commitment Papers, (ii) satisfy (or, if determined advisable by Parent in its reasonable discretion, obtain the waiver of) on or prior to the Closing Date all conditions to funding and availability of the Financing contained in the Commitment Papers and such definitive agreements for the Financing to be entered into pursuant thereto, in each case, that are within the control of Parent, (iii) negotiate and enter into definitive agreements with respect to the Financing contemplated by the Commitment Papers on terms and conditions not materially less favorable to Parent, taken as a whole, than those described in the Commitment Papers (including any “flex” provisions contained therein) on or prior to the Closing Date, (iv) enforce its rights under the Commitment Papers and (v) in the event that all conditions to funding and availability of the Financing contained in the Commitment Papers have been satisfied or waived, consummate the Financing contemplated by the Commitment Papers.

In the event any portion of the Financing contemplated by the Commitment Papers becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Commitment Papers for any reason and such portion is necessary to refinance in full all amounts outstanding under the Company ABL Credit Agreement and the Senior Secured Indenture, to pay cash in lieu of fractional shares in accordance with Section 4.2(f) and to pay the fees and expenses relating to the Merger and the Financing (A) Parent shall promptly notify the Company in writing and (B) Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such portion from alternative sources (the “Alternative Financing”) in an amount not less than such unavailable and necessary funds and which (1) does not involve terms and conditions that, taken as a whole, are materially less beneficial to Parent than those contained in the Commitment Papers, or (2) would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement. To the extent requested by the Company from time to time, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent shall promptly notify the Company in writing (x) if there exists any material breach, material default, repudiation, cancellation or termination by any party to the Commitment Papers (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach, material default, repudiation, cancellation or termination) of which Parent obtains knowledge or (y) of the receipt by Parent or any of its Subsidiaries of any written notice or other written communication from any Financing Source asserting any actual or potential material breach, default, repudiation, cancellation or termination by any party to the Commitment Papers. None of Parent nor any of its Subsidiaries shall (without the prior written consent of the Company)

consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Commitment Papers or the definitive agreements relating to the Financing if such amendment, replacement, supplement, modification or waiver (1) decreases the aggregate amount of the Financing to an amount that would be less than an amount that would be required, when taken together with cash or cash equivalents held by the Parent and the Company on the Closing Date and the other sources of funds available to Parent on the Closing Date, to refinance in full all amounts outstanding under the Company ABL Credit Agreement and the Senior Secured Indenture, to pay cash in lieu of fractional shares in accordance with Section 4.2(f) and to pay the fees and expenses relating to the Merger and the Financing, (2) imposes new or additional conditions or otherwise expands any of the conditions to the receipt of the Financing, (3) could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (4) materially and adversely impacts the ability of Parent to enforce its rights against the other parties to the Commitment Papers; provided, however, that, for the avoidance of doubt, Parent may amend, replace, supplement and/or modify the Commitment Papers to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Commitment Papers as of the date of this Agreement or increase the amount of commitments under the Commitment Papers. Upon any amendment, supplement or modification of the Commitment Papers, Parent shall provide a true and complete copy thereof to the Company (provided that, solely in the case of any amendment, supplement or modification of the Fee Letter, any fee amounts and other economic terms, and the “flex” provisions set forth therein may be redacted, none of which redacted provisions would adversely affect the conditionality, enforceability, termination or amount of the debt financing contemplated by the Commitment Papers as so amended, supplemented or modified) and, to the extent such amendment, supplement or modification has been made in compliance with this Section 6.16(a), the term “Commitment Papers” shall mean the Commitment Papers as so amended, replaced, supplemented or modified. Notwithstanding the foregoing, compliance by Parent with this Section 6.16(a) shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available and Parent acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Parent’s ability to obtain the Financing or any specific term with respect to such Financing. To the extent Parent obtains Alternative Financing pursuant to this Section 6.16(a), or amends, replaces, supplements, modifies or waives any of the Financing pursuant to this Section 6.16(a), references to the “Financing,” and “Commitment Papers” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, modified or waived.

(b) The Company shall use and cause its Subsidiaries to use its and their reasonable best efforts to cause its and their respective officers, directors, employees, accountants, consultants, investment bankers, agents and other non-legal advisors and Representatives to provide to Parent, at Parent’s sole cost and expense, all cooperation as is reasonably requested by Parent in connection with arranging, obtaining and syndicating any Financing and any Refinancing, including (i) promptly furnishing Parent and any of its Financing Sources and Refinancing Sources with (A) such financial statements, financial data, audit reports and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including assistance in the preparation of pro forma financial information) for registered offerings of debt securities of the type contemplated by the Commitment Papers, such financial statements to include audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows and related notes thereto of the Company, for the three fiscal years most recently ended at least 60 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows and related notes thereto of the Company, for each subsequent fiscal quarter (excluding the fourth quarter of any fiscal year) ended at least 40 days prior to the Closing Date, in each case, with comparative financial information for the equivalent period of the prior year (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) and which will be deemed delivered if publicly available and filed by the Company on the SEC’s website, EDGAR, and (B) information regarding the Company and its Subsidiaries customarily included in information memoranda and other syndication materials for revolving and term loan facilities, that is not already otherwise publicly available and filed by the Company on the SEC’s Website, EDGAR; provided that, without limiting the foregoing, the Company shall not be obligated to (v) prepare any pro forma financial information or projections (for which, for the avoidance of doubt, Parent shall be solely responsible), (w) provide a description of all or any component of the Financing or Refinancing or other information customarily provided by the Financing Sources or Refinancing Sources or their respective counsel, (x) provide risk factors relating to all or any component of the Financing or Refinancing, (y) prepare separate subsidiary financial statements or any other information of the type required by Rule 3-05, Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or segment reporting to the extent not otherwise required by applicable law and regulation or (z) in the case of a private offering or private placement by Parent, provide other information customarily excluded from each of a confidential information memorandum and an offering memorandum (collectively, the “Required Information”), (ii) making senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one meetings or conference calls with the parties acting as agents, arrangers or underwriters for, and prospective lenders or other providers of, the Financing or Refinancing, drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions, (iii) reasonably assisting Parent and any of its Financing Sources or Refinancing Sources in (A) the preparation of (x) offering documents, private placement memoranda, prospectuses, prospectus supplements, registration statements, syndication documents and materials including information memoranda, lender and investor presentations and other marketing documents (including “public side” versions thereof), and similar documents and materials for any portion of the Financing or Refinancing, including, if an offering of debt securities is conducted by Parent prior to the filing by the Company of its Annual Report on Form 10-K for the year ended December 31, 2019, a customary qualitative or if available, quantitative “recent developments” section (the “Recent Developments Section”) with a brief discussion of the Company’s expected consolidated results of operations for both the quarter ended December 31, 2019 and the fiscal year ended December 31, 2019, which discussion shall only include ranges, if available, of the Company’s expected results of operations for such period, and (y) materials for rating agency presentations and (B) assisting Parent in obtaining any field examination and inventory appraisals in respect of the assets of the Company and its applicable Subsidiaries, and the preparation of any related reports, reasonably requested in connection with any portion of the Financing or Refinancing in the form of an asset-based credit facility, (iv) cooperating with the marketing efforts of Parent and any of its Financing Sources or Refinancing, including, to the extent applicable, obtaining and providing representation and authorization letters and arranging for customary auditor consents for use of the Required

Information and other financial data in the marketing documentation, (v) assisting in obtaining corporate and facility credit ratings, (vi) using reasonable best efforts to cause the independent accountants and local and internal counsel of the Company to provide assistance to Parent including providing comfort letters, participating in accounting due diligence sessions and assistance in connection with providing customary review of interim financial statements as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722 (which comfort letters shall not address or opine on the preliminary financial information included in any Recent Developments Section) and opinions of counsel (including providing customary back-up certificates), (vii) providing, at least four Business Days prior to Closing, information as required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations and beneficial ownership, including the USA Patriot Act of 2001 (to the extent such information is reasonably requested by Parent at least 10 days before Closing), (viii) assisting Parent, at Parent’s sole cost and expense, as reasonably requested, in (1) commencing redemptions or offers to purchase or exchange, and conducting consent solicitations (including the Company conducting any such consent solicitation) with respect to any or all of the outstanding series of notes of the Company or any of its Subsidiaries (the “Company Notes”), on such terms and conditions, including pricing terms and amendments to the terms and provisions of the applicable Company Indentures, that are specified, from time to time, by Parent (each, a “Debt Repayment” and collectively, the “Debt Repayments”) and which are permitted by the terms of the applicable series of notes of the Company, the applicable Company Indentures and applicable Law, (2) using reasonable best efforts to cause the applicable trustee to agree to proceed with the Debt Repayments, (3) waiving any conditions to the Debt Repayments as may be reasonably requested by Parent that may be legally waived and may be waived under the terms of the applicable Company Indenture (and not, without the written consent of Parent, waiving any condition to the Debt Repayments or making any changes to the Debt Repayments unless required by the applicable Company Indenture or by Law), (4) in connection with any consent solicitations, assuming the applicable requisite consents are received, executing (and using reasonable best efforts to cause the applicable trustee to execute) supplemental indentures to the applicable indenture promptly after the requisite consents are obtained, provided that such supplemental indentures will not become operative prior to the Effective Time, and (5) upon the request of Parent, extending the offer period or consent period applicable to a Debt Repayments to a date selected by Parent in accordance with the terms of the applicable Company Indenture and Debt Repayments; provided that in no event will the Company or any of its Subsidiaries be required to commence or settle any Debt Repayments or make any consent payment prior to the Effective Time, unless Parent has agreed to fund the settlement of the Debt Repayments and make any consent payment therewith, including pursuant to the Financing or Refinancing, to satisfy any obligations of the Company to the debt holders of the Company or any of its Subsidiaries that may arise as a result of such Debt Repayments; provided further that the dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Repayments will be selected by Parent after consultation with the Company and be reasonably acceptable to the Company (it being understood that any Financing Source or any of its Affiliates shall automatically be deemed reasonably acceptable to the Company), (ix) assisting in the preparation of any credit agreement, indenture, note, purchase agreement, underwriting agreement, guarantees, security agreements, customary closing certificates and other certificates, letters and documents as may be reasonably requested by Parent, in each case contemplated in connection with the Financing, (x) assisting Parent, at Parent’s sole cost and expense, in obtaining a payoff letter from the Agent evidencing the repayment or prepayment by Parent or any of Parent’s Subsidiaries of any amounts outstanding under the Company ABL Credit Agreement on or after the Closing Date (and in connection therewith, obtaining the termination of all commitments under and the release of all guarantees and liens with respect thereto), provided that the consummation of any such repayment or prepayment and termination shall be contingent upon the occurrence of the Merger, and (xi) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing.

(c) Notwithstanding this Section 6.16, the actions contemplated in this Section 6.16 do not and shall not (i) require such cooperation to the extent it would require the Company, any of its Subsidiaries, or any of its or their respective Representatives to waive or amend any terms of this Agreement, incur any liabilities (of any kind), pay any fees, reimburse any expenses, or provide any indemnity, or enter into any definitive agreement (other than customary authorization and representation letters or as specifically provided in clause (a) above), in each case, with respect to any financing or any cooperation provided pursuant to this Section 6.16, in each case of the foregoing prior to the Closing that is not contingent on the Closing or which Parent is not obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement, or take any actions that would cause the Company or any of its Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (ii) require such cooperation from the Company, any of its Subsidiaries, or any of its or their respective Representatives to the extent it would reasonably be expected to materially interfere with the ongoing operations of the Company or any of its Subsidiaries, (iii) involve any binding commitment by the Company, any of its Subsidiaries, or any of its or their respective Representatives (other than customary authorization and representation letters) which commitment is not conditioned on the Closing and does not terminate without liability to the Company, any of its Subsidiaries, or any of its or their respective Representatives upon the termination of this Agreement, (iv) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to be the issuer of any securities or issue any offering document prior to Closing or require the Company, any of its Affiliates, or any of its or their respective Representatives to enter into or approve any financing or purchase agreement for any financing prior to the Closing, (v) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged and disclosure of which would result in a loss of privilege, (vi) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to take any action that will conflict with or violate the organizational documents of such Person, any applicable Law or legal proceeding or any Material Contract or (vii) require the Company, any of its Subsidiaries, or any of its or their respective Representatives prior to Closing to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any financing, or any other Person with respect to any actions under this Section 6.16, as to the solvency of the Company, any of its Subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate.

(d) Parent shall indemnify and hold harmless the Company, its Subsidiaries, and their respective Representatives from, against and in respect of any actual losses, liabilities, damages, claims, costs, expenses, interest, awards, judgments or penalties, of any kind (“Losses”), imposed on, sustained, incurred or suffered by, or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from any cooperation requested by Parent pursuant to this Section 6.16 (other than arising from factual information and historical information provided by the Company and its Subsidiaries used in a manner agreed to by the Company) to the fullest extent permitted by applicable Law, except to the extent such Losses arise out of the gross negligence, bad faith, fraud or willful misconduct of the Company or any of its Subsidiaries or any of its or their respective Representatives or a material breach of this Agreement by the Company. Parent shall directly pay, or from time to time (and promptly upon request by the Company) promptly reimburse the Company for any reasonable and documented out-of-pocket expenses and costs (including reasonable out-of-pocket auditor’s and attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ obligations under this Section 6.16, including in connection with the Debt Repayments (provided that such reimbursement shall not include general auditor and legal expenses the Company would have incurred regardless of whether cooperation was requested pursuant to this Section 6.16). This Section 6.16(d) shall survive the Effective Time or earlier termination of this Agreement. Subject to Parent’s indemnification obligations under this Section 6.16, the Company hereby consents to the use of all of its and its Subsidiaries’ corporate logos in connection with the initial syndication or marketing of any Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. The Requisite Company Vote and the Requisite Parent Vote shall each have been obtained.

(b) NYSE Listing. The Parent Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Consents. The waiting period under the HSR Act applicable to the consummation of the Merger and the other transactions contemplated by this Agreement shall have expired or been terminated and any approvals, notices or other requirements under the other Antitrust Laws set forth on Schedule 7.1(c) shall have been made, obtained or satisfied, as applicable.

(d) No Order. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable Law, (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(e) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued (and not rescinded), and no proceedings for that purpose shall be pending before the SEC.

(f) Tax Opinion. The Company shall have received the Tax Opinion from Company Tax Counsel, and such opinion shall not have been withdrawn or adversely modified; provided, that if Company Tax Counsel indicates that it is unwilling or unable to deliver its Tax Opinion, (i) Parent Tax Counsel may, at the election of Parent, deliver the Tax Opinion to the Company in satisfaction of this Section 7.1(f) or (ii) if Parent does not elect to have Parent Tax Counsel deliver such Tax Opinion, the Company shall use its reasonable best efforts to obtain a Tax Opinion from another nationally recognized tax counsel reasonably acceptable to the Company.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 5.1 (other than Section 5.1(a) (first sentence) (Incorporation), Section 5.1(b)(i) (Company Capitalization), Section 5.1(b)(ii) (Company Equity Awards) (solely as it relates to exercise price), Section 5.1(c) (Corporate Authority, Approval and Fairness), Section 5.1(f)(ii) (Absence of Certain Changes), and Section 5.1(t) (Brokers and Finders)) shall be true and correct (without regard to “materiality,” “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Company Material Adverse Effect, (ii) Section 5.1(b)(i) (Company Capitalization) and Section 5.1(b)(ii) (Company Equity Awards) (solely as it relates to exercise price), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for immaterial inaccuracies, (iii) Section 5.1(a) (first sentence) (Incorporation), Section 5.1(c) (Corporate Authority, Approval and Fairness), and Section 5.1(t) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date) and (iv) Section 5.1(f)(ii) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, and Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, all obligations under this Agreement required to be performed or complied with by it at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in (i) Section 5.2 (other than Section 5.2(a) (first sentence) (Incorporation), Section 5.2(b) (Capital Structure), Section 5.2(c) (Corporate Authority; Approval and Fairness), Section 5.2(f)(ii) (Absence of Certain Changes) and Section 5.2(l) (Brokers and Finders)), shall be true and correct (without regard to “materiality,” “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 5.2(b) (Capital Structure) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for immaterial inaccuracies, (iii) Section 5.2(a) (first sentence) (Incorporation), Section 5.2(c) (Corporate Authority, Approval and Fairness), and Section 5.2(l) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date) and (iv) Section 5.2(f)(ii) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, and the Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed and complied with, in all material respects, all of their respective obligations under this Agreement required to be performed or complied with by them at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub to such effect.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after either the Requisite Company Vote or the Requisite Parent Vote has been obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote or the Requisite Parent Vote has been obtained, by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have been consummated by June 30, 2020 (the “End Date”); provided that (i) if the conditions set forth in Section 7.1(c) or Section 7.1(d) (where the relevant Order arises from or relates to Antitrust Laws) shall not have been satisfied or waived by the End Date, then the Company or Parent may, upon prior written notice to the other Parties, extend the End Date to September 30, 2020 (the “Extended End Date”) and (ii) if the conditions set forth in Section 7.1(c) or Section 7.1(d) (where the relevant Order arises from or relates to Antitrust Laws) shall not have been satisfied or waived by the Extended End Date, then the Company or Parent may, upon prior written notice to the other Parties, extend the End Date to December 31, 2020;

(b) the adoption of this Agreement by the stockholders of the Company shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(c) the approval by Parent’s shareholders of the issuance of Parent Shares shall not have been obtained at the Parent Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(d) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable.

The right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to, or the occurrence of, the consummation of the Merger.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of the Company at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained (unless otherwise specified below), upon written notice to Parent and Merger Sub specifying the provision of this Agreement pursuant to which such termination is effective, if:

(a) an Adverse Parent Recommendation Change shall have occurred;

(b) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is given by the Company to Parent and (ii) the third Business Day prior to the End Date (as the same may be extended pursuant to Section 8.2(a));

(c) Parent or any of its Representatives (i) materially breaches the first sentence of Section 6.2 or (ii) materially breaches Section 6.3(a) or Section 6.4(b) by not filing the S-4 Registration Statement containing the Proxy/Statement Prospectus or not holding the Parent Shareholders Meeting, respectively; or

(d) at any time before the Requisite Company Vote is obtained (i) the board of directors of the Company authorizes the Company to enter into a definitive written agreement constituting a Company Superior Proposal, (ii) the board of directors of the Company has complied in all material respects with its obligations under Sections 6.2(d) and 6.2(f) in respect of such Company Superior Proposal and (iii) the Company has paid, or simultaneously with the termination of this Agreement pays, the Termination Fee due under Section 8.5(b)(iv) that is payable if this Agreement is terminated pursuant to this Section 8.3(d).

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent at any time prior to the Effective Time, whether before or after the Requisite Parent Vote is obtained (unless otherwise specified below), upon written notice to the Company specifying the provision of this Agreement pursuant to which such termination is effective, if:

(a) an Adverse Company Recommendation Change shall have occurred;

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is given by Parent to the Company and (ii) the third Business Day prior to the End Date (as the same may be extended pursuant to Section 8.2(a));

(c) the Company (i) materially breaches the first sentence of Section 6.2 or (ii) materially breaches Section 6.3(a) or Section 6.4(a) by not filing the Proxy Statement/Prospectus or not holding the Company Stockholders Meeting, respectively; or

(d) at any time before the Requisite Parent Vote is obtained (i) the board of directors of Parent authorizes Parent to enter into a definitive written agreement constituting a Parent Superior Proposal, (ii) the board of directors of Parent has complied in all material respects with its obligations under Sections 6.2(d) and 6.2(f) in respect of such Parent Superior Proposal and (iii) Parent has paid, or simultaneously with the termination of this Agreement pays, the Termination Fee due under Section 8.5(c)(iv) that is payable if this Agreement is terminated pursuant to this Section 8.4(d).

8.5 Effect of Termination and Abandonment. (a) Except as otherwise provided in this Section 8.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any Party of any liability or damages to the other Party resulting from fraud or any material and intentional breach of this Agreement, and (ii) the provisions set forth in Section 6.11, Section 6.16(d), this Section 8.5 and Article IX (other than Section 9.1 and Section 9.5(c)) shall survive termination of this Agreement.

(b) Payment of Termination Fee by the Company.

(i) If this Agreement is terminated by Parent either pursuant to Section 8.4(a) or pursuant to Section 8.4(c), then the Company shall pay to Parent, by wire transfer of immediately available funds, $30 million (the “Termination Fee”) within two Business Days after such a termination of this Agreement by Parent.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) or Section 8.2(b), or by Parent pursuant to Section 8.4(b), (B) a Company Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly withdrawn prior to the date of the Company Stockholders Meeting (in the case of Section 8.2(b)) or prior to the date of such termination (in the case of Section 8.2(a) or Section 8.4(b)), and (C) within 12 months following the date of such termination (1) the Company board of directors shall have recommended that stockholders vote in favor of, or tender into, a Company Acquisition Proposal, (2) the Company shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Company Acquisition Proposal or (3) a Company Acquisition Proposal shall have been consummated, then the Company shall pay to Parent, by wire transfer of immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee.

(iii) If this Agreement is terminated by the Company pursuant to Section 8.3(d), then the Company shall pay to Parent, by wire transfer of immediately available funds, the Termination Fee.

(iv) The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee or reimbursement of expenses set forth in this Section 8.5(b) or any portion of such amounts, the Company shall pay to Parent and Merger Sub their costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee, at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made, from the date such payment was required to be made through the date of payment.

(c) Payment of Termination Fee by Parent.

(i) If this Agreement is terminated by the Company either pursuant to Section 8.3(a) or pursuant to Section 8.3(c), then Parent shall pay to the Company, by wire transfer of immediately available funds the Termination Fee within two Business Days after such a termination of this Agreement by the Company.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) or Section 8.2(c), or by the Company pursuant to Section 8.3(b), (B) a Parent Acquisition Proposal shall have been publicly announced after the date of this Agreement and not publicly withdrawn prior to the date of the Parent Shareholders Meeting (in the case of Section 8.2(c)) or prior to the date of such termination (in the case of Section 8.2(a) or Section 8.3(b)), and (C) within 12 months following the date of such termination (1) Parent’s board of directors shall have recommended that shareholders vote in favor of, or tender into, a Parent Acquisition Proposal, (2) Parent shall have entered into an Alternative Acquisition Agreement providing for the consummation of a Parent Acquisition Proposal or (3) a Parent Acquisition Proposal shall have been consummated, then Parent shall pay to the Company, by wire transfer of immediately available funds, concurrently with the occurrence of the applicable event described in clause (C) above, the Termination Fee.

(iii) If this Agreement is terminated by Parent pursuant to Section 8.4(d), then Parent shall pay to the Company, by wire transfer of immediately available funds, the Termination Fee.

(iv) Parent acknowledges that the agreements contained in this Section 8.5(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to this Section 8.5(c), and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the fee or reimbursement of expenses set forth in this Section 8.5(c) or any portion of such amounts, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d) Exclusive Remedy. The Parties agree and understand that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion, (ii) in no event shall Parent be required to pay the Termination Fee on more than one occasion, and (iii) if Parent receives and accepts the full amount of the Termination Fee from the Company in the circumstances described in Section 8.5(b) or the Company receives and accepts the full amount of the Termination Fee from Parent in the circumstances described in Section 8.5(c), such payment shall be the sole and exclusive remedy of the receiving Party against the paying Party and its Subsidiaries and their respective former, current or future partners, stockholders or shareholders, managers, members, Affiliates and Representatives and none of the paying Party, any of its Subsidiaries or any of their respective former, current or future partners, stockholders or shareholders, managers, members, Affiliates, the Financing Parties, the Refinancing Parties or

Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article II, Article III, Article IV, Section 6.8 (Stock Exchange Listing and Delisting), Section 6.10 (Employee Benefits), Section 6.11 (Expenses), Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the Parties; provided that after the Requisite Company Vote or Requisite Parent Vote has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the shareholders of Parent, respectively, under applicable Law, without such approval having first been obtained. Notwithstanding anything to the contrary in this Agreement, none of the provisions of which the Financing Parties or the Refinancing Parties are expressly made third-party beneficiaries pursuant to Section 9.8 may be modified, amended or waived in a manner adverse to any Financing Party or Refinancing Party without the prior written consent of the relevant Financing Source or Refinancing Source, as applicable.

9.3 Waiver; Extensions. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent shall require the approval of the shareholders of Parent unless such approval is required by Law and no extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD HAVE THE EFFECT OF APPLYING

THE LAWS OF, OR DIRECTING A MATTER TO, ANOTHER JURISDICTION. The Parties hereby irrevocably submit to the exclusive personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement, or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING, THE REFINANCING INDEBTEDNESS OR THE COMMITMENT PAPERS OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED TO SUCH PARTY, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, without the necessity of proving the inadequacy of money damages as a remedy (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such Party is entitled at Law or in equity. The Parties further agree (i) that by seeking the remedies provided for in this Section 9.5(c), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, including, subject to Section 8.5(d), monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5(c) are not available or otherwise are not granted, (ii) that, subject to Section 8.5(d), nothing contained in this Section 9.5(c) shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.5(c) before exercising any termination right under Article VIII (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.5(c) or anything contained in this Section 9.5(c) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(d) Notwithstanding anything in this Agreement to the contrary, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Parties or the Refinancing Parties in any way relating to this Agreement, the Financing, the Refinancing Indebtedness, the Commitment Papers or any other agreement relating to the Financing, the Refinancing Indebtedness or the performance thereof or the financings contemplated thereby shall, except as specifically set forth in the Commitment Papers, be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the conflict of law principles thereof to the extent that such principles would have the effect of applying the laws of, or directing a matter to, another jurisdiction, and each party agrees not to bring or support any person in any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Parties or the Refinancing Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Refinancing Indebtedness, the Financing, the Commitment Papers or any other agreement relating to the Refinancing Indebtedness, the Financing, or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York.

9.6 Notices. Any notice, request, instruction or other document or communication to be given to any Party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent or Merger Sub:

Cleveland-Cliffs Inc. 200 Public Square, Suite 3300

Cleveland, Ohio 44114-2315

Attn: James Graham, Executive Vice President, Chief Legal Officer & Secretary

Email: James.Graham@clevelandcliffs.com

Fax: (216) 694-4880

(with a copy, which shall not constitute notice, to)

Jones Day

250 Vesey Street

New York, New York 10281-1047

Attn: James P. Dougherty

Email: jpdougherty@jonesday.com

Fax: (212) 755-7306

and

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Attn: Benjamin L. Stulberg

Email: blstulberg@jonesday.com

Fax: (216) 579-0212

if to the Company:

AK Steel Holding Corporation 9227 Centre Pointe Drive

West Chester, Ohio 45069

Attn: Joseph C. Alter, Vice President, General Counsel and Corporate Secretary

Email: joe.alter@aksteel.com

Fax: (513) 425-5607

(with a copy, which shall not constitute notice, to)

Weil, Gotshal & Manges LLP 767 Fifth Avenue

New York, NY 10153-0119

Attn: Raymond O. Gietz; Amanda Fenster

Email: raymond.gietz@weil.com; amanda.fenster@weil.com

Fax: (212) 310-8007

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated November 1, 2019, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter of this

Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB OR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8 No Third Party Beneficiaries. Except as provided in Section 3.3 (Composition of Parent’s Board of Directors) and Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties further agree that the rights of third party beneficiaries under Section 3.3 and Section 6.12 and shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, each of the Financing Parties and the Refinancing Parties shall be an express third-party beneficiary of and shall be entitled to rely on Section 8.5(d), the last sentence of Section 9.2, Section 9.5(b) and (d), this sentence of this Section 9.8 and Section 9.13 (together with any defined term used in any of the foregoing provisions), and each of the Financing Parties and the Refinancing Parties may enforce such provisions.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub or such other Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.11 Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. The defined terms contained in this Agreement are applicable to the singular, as well as to the plural, forms of such terms. References to any statute, rule, regulation, law or Law shall be deemed to refer to such statutes, rules, regulations laws or Laws as amended or supplemented from time to time, unless otherwise specifically indicated. All references to “dollars” or “$” in this Agreement are to United States dollars. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, in accordance with its terms. References to any Person include the successors and permitted assigns of that Person. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” The word “covenant” means “covenant and agreement.” The use of the words “or,” “either,” or “any” shall not be exclusive. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c) Each Party has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.12 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct Subsidiary that is a Delaware corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that no such designation shall (a) relieve any such Person of its obligations hereunder, (b) impose any additional or incremental non-de minimis obligation, or otherwise have any non-de minimis adverse effect, on the Company or any of its stockholders, or (c) impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the Company or the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

9.13 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document, agreement, or instrument delivered in connection herewith, in no event shall any Financing Party or Refinancing Party have any liability or obligation to, or be subject to any action, suit, proceeding or claim from the Company, its affiliates, or it or its affiliates’ respective former, current or future general or limited partners, stockholders, managers, members, controlling persons, agents or Representatives (collectively, the “Company Parties”; it being understood and agreed that such term shall at no time be deemed to include Parent and Merger Sub) in connection with this Agreement or the transactions contemplated hereby, including any Financing or Refinancing, whether at law or equity, in contract, in tort or otherwise, and none of Company Parties will have any rights or claims against any Financing Party or Refinancing Party (solely in its capacity as a Financing Party or Refinancing Party, as applicable) under this Agreement or any other agreement contemplated by, or entered into in connection with the transactions contemplated by, this Agreement, including any commitments by the Financing Sources or Refinancing Sources, as applicable, in respect of financing the transactions contemplated by this Agreement.

ARTICLE X

CERTAIN DEFINITIONS

10.1 Definitions. For the purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company or Parent, whichever is a party thereto, than those contained in the Confidentiality Agreement that are applicable to the Company (it being understood that such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that the other Party is, concurrently with the entry by a Party or any of its Subsidiaries into such confidentiality agreement, released from any “standstill” and other similar obligations in the Confidentiality Agreement).

“Affiliate” means, when used with respect to any Party, any Person who is an “affiliate” of that Party within the meaning of Rule 405 promulgated under the Securities Act.

“Annual Financial Statements” means the audited combined financial balance sheets and related statements of income and cash flows of the Company and its subsidiaries for the three most recently completed fiscal years ended at least 60 days before the Closing Date, prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3-03(e), 3-09, 3-10 and 3-16 of Regulation S-X).

“Anti-Corruption Laws” means, with respect to any Person, the U.S. Foreign Corrupt Practices Act of 1977 and any other similar Laws applicable to such Person or any of its Subsidiaries regarding corruption, commercial bribery or the use of funds for political activity.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time), other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“Company Acquisition Proposal” means (a) any proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries with respect to assets that constitute 50% or more of the assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, or (b) any acquisition by a Third Party resulting in, or proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (i) 50% or more of the total voting power of, or of any class of, equity securities of the Company, or (ii) 50% or more of the consolidated total assets (including equity securities of the Company’s Subsidiaries), revenues or net income of the Company and its Subsidiaries, taken as a whole, in each case other than the transactions contemplated by this Agreement.

“Company Benefit Plan” means (a) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (b) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash, equity-based, incentive, bonus, employment, individual consulting, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, relocation, loan, fringe benefit, severance, retirement, supplemental retirement, profit sharing, pension, deferred compensation, savings, or termination, in each case of clauses (a) and (b) that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any current, potential, or contingent liability, except that no Multiemployer Plan will be considered a Company Benefit Plan.

“Company Credit Agreements” means (a) that certain Second Amended and Restated Loan and Security Agreement, dated as of September 13, 2017 (the “Company ABL Credit Agreement”), by and among AK Steel Corporation, as borrower, the guarantors named therein, certain financial institutions from time to time party thereto (the “Lenders”), and Bank of America, N.A., as agent for the Lenders (in such capacity, the “Agent”), as amended by that First Amendment to Second Amended and Restated Loan and Security Agreement, dated as of April 26, 2019, by and among AK Steel Corporation, as borrower, AK Tube LLC, Mountain State Carbon, LLC, the Lenders and the Agent and (b) any other credit agreements or facilities to which the Company or any of its Subsidiaries is a party.

“Company Equity Awards” means the Company Options, Company RSUs, Company PSAs and Company Restricted Shares.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Indentures” means (a) that certain Indenture, dated as of May 11, 2010, among AK Steel Corporation, as issuer, the Company, as guarantor, and U.S. Bank National Association, as trustee, as amended and supplemented, (b) the Senior Secured Indenture, and (c) any other indentures to which the Company or any of its Subsidiaries is a party.

“Company Intervening Event” means any material change, development or occurrence with respect to the Company and its Subsidiaries or Parent and its Significant Subsidiaries that (x) first becomes known to the Company’s board of directors after the date of this Agreement and was not reasonably foreseeable by the Company’s board of directors as of the date of this Agreement, or (y) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by the Company’s board of directors as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Company Intervening Event: (a) the receipt, existence or terms of any Company Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Company Acquisition Proposal, or the consequences of any of the foregoing, (b) any event resulting, in and of itself, from a breach of this Agreement by the Company or (c) any fact, event, change, circumstance or effect resulting from (i) changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (ii) the announcement or consummation of the transactions contemplated by this Agreement; (iii) changes in Law or in GAAP after the date of this Agreement; (iv) any failure in and of itself by the Company or its Subsidiaries or Parent or its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Intervening Event; (v) any change in the price or trading volume of the Company Shares or Parent Shares on the NYSE or any other market in which such securities are quoted for purchase and sale; provided that, the exception in this clause shall not prevent or otherwise affect, in any way, a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Company Intervening Event; and (vi) any litigation, claim or proceeding arising from allegations of a breach of fiduciary duty by the Company or its directors or other violation of applicable Law by the Company relating to this Agreement and the transactions contemplated hereby; except, with respect to clauses (i) and (iii), to the extent such fact, event, change, circumstance or effect (A) primarily relates only to (or has the effect of primarily relating only to) the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, or (B) disproportionately adversely affects the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, compared to other companies operating in the industries in which the Company and its Subsidiaries or Parent and its Subsidiaries, respectively, operate.

“Company Material Adverse Effect” means any fact, event, change, circumstance, development or effect that, (x) prevents, is reasonably expected to delay beyond the End Date, or has a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby or (y) materially adversely affects the properties, business, conditions (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole, excluding, for purposes of clause (y), any effect to the extent resulting from (a) general economic, regulatory or political conditions (or changes therein, including any actual or potential stoppage, shutdown, default or similar event or occurrence) or securities, credit, financial or other capital market conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes), in each case in the United States or any other country; (b) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate; (c) geopolitical conditions or changes that are the result of, or any escalation or worsening of, acts of war (whether or not declared), sabotage, cyber-intrusion, terrorism or any epidemics, or threat of war (whether or not declared), sabotage, cyber-intrusion, terrorism or any epidemics, and any hurricane, tornado, flood, fire, volcano, earthquake or other natural or man-made disaster or any other national or international calamity, crisis or disaster; (d) the announcement or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or its Subsidiaries with employees, labor unions, suppliers or partners; provided that the exception in this clause (d) shall not apply to any representation or warranty contained in Section 5.1 of this Agreement if the primary purpose of such representation or warranty is to address the consequences resulting from the consummation of the Merger; (e) changes in Law or in GAAP (or authoritative interpretations thereof) after the date of this Agreement; (f) any failure in and of itself by the Company and its Subsidiaries to meet any estimates or projections of financial performance for any period; provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; (g) a change, in and of itself, in the price or trading volume of the Company Shares (or of the equity securities of any Subsidiary of the Company) on the NYSE or in the credit rating of the Company or any of its Subsidiaries; provided that, the exception in this clause (g) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Company Material Adverse Effect; (h) any litigation, claim or proceeding arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement and the transactions contemplated hereby; or (i) the taking of any action at the written request of the other Party hereto except, with respect to clauses (a), (b), (c) and (e), to the extent such change, event, circumstance, development or effect has a materially disproportionate effect on the Company and its Subsidiaries compared to other companies operating in the industries in which the Company and its Subsidiaries operate.

“Company Stock Plan” means the AK Steel Holding Corporation 2019 Omnibus Supplemental Incentive Plan, the AK Steel Holding Corporation Stock Incentive Plan (as amended and restated as of May 26, 2016), the AK Steel Holding Corporation Stock Incentive Plan (as amended and restated as of July 23, 2015), the AK Steel Holding Corporation Stock Incentive Plan (as amended and restated as of March 20, 2014), and the AK Steel Holding Corporation Stock Incentive Plan (as amended and restated as of March 18, 2010).

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (but substituting “80%” for all references to “50%” in the definition of such term) that did not result from a violation of Section 6.2, that the board of directors of the Company has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal and the Person making the proposal), is reasonably capable of being consummated in accordance with its terms and which, if consummated, would be more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (a) any revisions to the terms of this Agreement that Parent has committed in writing to make pursuant to Section 6.2(f) and (b) the certainty of completion and the time likely to be required to consummate such Company Acquisition Proposal).

“Environmental Law” means Law relating to: (a) the protection, investigation or restoration of the environment, health and safety or natural resources, (b) the handling, disposal, use, presence, sale, distribution, marketing, labeling, importation, exportation, generation, treatment, storage, release or threatened release of, or contamination by, any Hazardous Substance, (c) indoor air, wetlands, pollution, noise, odor or any injury or threat of injury or exposure to persons or property relating to any Hazardous Substance, (d) the emission of greenhouse gases, including carbon dioxide, or (e) consumer product, worker or environmental exposure warnings (including under California’s Proposition 65, Cal. Health and Safety Code section 25249.5 et seq.).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financing Parties” means the persons (other than Parent or any of its Subsidiaries) that have committed to provide any portion of any Financing or have otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement in connection with the Financing, including any Financing Source, and any arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or similar representative in connection with any portion of the Financing together with, in each case, their Representatives.

“Financing Sources” means the parties named in the Commitment Letter, any joinder agreements (or any similar agreement pursuant to which the Commitment Letter is modified solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Commitment Papers as of the date hereof) thereto and the Fee Letter contemplated therein (and their respective successors and permitted assigns) as having committed to provide any portion of the Financing.

“Foreign Investment Laws” means any Law intended to prohibit, restrict, or regulate acquisitions or investments in Persons organized, domiciled, or operating in a jurisdiction by foreign Persons.

“Hazardous Substance” means any substance that is: (a) listed, classified or regulated pursuant to or that may give rise to liability under any Environmental Law; (b) any petroleum product, compound or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) any other substance that poses a risk of harm or is regulated due to a potential for harm by any Governmental Entity pursuant to any Law.

“Intellectual Property” means anywhere in the world, all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) Trade Secrets; (d) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) internet domain names; and (f) all other intellectual property or proprietary rights.

“Interim Financial Statements” means the unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its subsidiaries for any subsequent financial quarter and the portion of the fiscal year through the end of such quarter ended at least 40 days prior to the Closing Date and for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3-03(e), 3-09, 3-10 and 3-16 of Regulation S-X).

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” means (a) with respect to the Company, the actual knowledge, after due inquiry of their direct reports, of the individuals listed in Section 10.1(a) of the Company Disclosure Letter and (b) with respect to Parent, the actual knowledge, after due inquiry of their direct reports, of the individuals listed in Section 10.1(a) of the Parent Disclosure Letter.

“Marketing Period” means the first period of 18 consecutive Business Days after the date of this Agreement throughout and at the end of which (a) Parent shall have all of the Required Information (it being understood that any offering document may, at the election of the Company, be updated during such period with more recent information regarding the Company, including financial statements, related financial data and information related to the financial position, results of operations, cash flows and prospects of the Company, and in such event the 18 Business Day period shall not be deemed to have been tolled or recommenced) and (b) the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 shall be satisfied (not including conditions which, by their nature, can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 to fail to be satisfied assuming the Closing were scheduled at any time during such period; provided that (i) such 18 consecutive Business Day period shall not commence prior to January 6, 2020, (ii) none of July 3, 2020, November 26, 2020 and November 27, 2020 shall constitute a Business Day for purposes of calculating such 18 Business Day period, (iii) if such 18 Business Day period has not ended prior to August 21, 2020, then such 18 Business Day period shall not commence prior to September 8, 2020 and (iv) the Marketing Period shall not be deemed to have commenced if, prior to the Closing Date, (A) the Interim Financial Statements included in the Required Information become stale under Regulation S-X, in which case the Marketing Period shall not be deemed to commence unless and until the earliest date on which the Company has furnished Parent with or filed on the SEC’s website, EDGAR, the updated Required Information, (B) Ernst & Young LLP shall have withdrawn in writing its audit opinion with respect to any of the Annual Financial Statements, in which case the Marketing Period shall be deemed not to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by Ernst & Young LLP or another nationally-recognized independent public accounting firm, (C) any of the historical financial statements of the Company that are included in the Required Information shall have been restated or the Company or any of its Subsidiaries shall have publicly announced that a restatement of any historical financial statements of the Company is required, or the board of directors of the Company shall have determined to restate historical financial statements of the Company, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the board of directors of the Company subsequently concludes that no such restatement shall be required in accordance with GAAP, or (D) the Required Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Company or any of its Subsidiaries, necessary in order to make the statement contained in the Required Information, in light of the circumstances under which it was made, not materially misleading, provided that any supplemental disclosure that would typically be included in a customary pricing supplement (and that would not typically require circulating updated disclosure to potential investors prior to pricing of any related securities offering) shall not be construed to be a material misstatement or omission. If the Company reasonably believes (in good faith) that the Marketing Period has commenced, it may deliver to Parent a written notice (which may be delivered by email) to that effect (stating when it believes such period commenced), in which case, the “Marketing Period” shall be deemed to have commenced on the date specified in such notice, unless Parent reasonably believes (in good faith) that the Marketing Period has not commenced and, within three Business Days after receipt of such notice by the Company, Parent delivers a written notice to the Company to that effect (stating with reasonable specificity why the Marketing Period has not commenced).

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Parent Acquisition Proposal” means (a) any proposal or offer from any Third Party with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Parent or any of its Subsidiaries with respect to assets that constitute 50% or more of the assets, revenues or net income of Parent and its Subsidiaries, taken as a whole, or (b) any acquisition by a Third Party resulting in, or proposal or offer (including any tender offer or exchange offer) from a Third Party that if consummated would result in, a Third Party becoming the beneficial owner of, directly or indirectly, in one transaction or a series of related transactions, (i) 50% or more of the total voting power of, or of any class of, equity securities of Parent, or (ii) 50% or more of the consolidated total assets (including equity securities of Parent’s

Subsidiaries), revenues or net income of Parent and its Subsidiaries, taken as a whole, in each case other than the transactions contemplated by this Agreement.

“Parent Benefit Plan” means (a) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (b) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash, equity-based, incentive, bonus, employment, individual consulting, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, relocation, loan, fringe benefit, severance, retirement, supplemental retirement, profit sharing, pension, deferred compensation, savings, or termination, in each case of clauses (a) and (b) that are sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any current, potential, or contingent liability, except that no Multiemployer Plan will be considered a Parent Benefit Plan.

“Parent ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Parent or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Parent Intervening Event” means any material change, development or occurrence with respect to Parent and its Significant Subsidiaries or the Company and its Subsidiaries that (x) first becomes known to Parent’s board of directors after the date of this Agreement and was not reasonably foreseeable by Parent’s board of directors as of the date of this Agreement, or (y) if known (or reasonably foreseeable) as of the date of this Agreement, the consequences of such change, development or occurrence were not known to or reasonably foreseeable by Parent’s board of directors as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been, a Parent Intervening Event: (a) the receipt, existence or terms of any Parent Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Parent Acquisition Proposal, or the consequences of any of the foregoing, (b) any event resulting, in and of itself, from a breach of this Agreement by Parent or Merger Sub, or (c) any fact, event, change, circumstance or effect resulting from (i) changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (ii) the announcement or consummation of the transactions contemplated by this Agreement; (iii) changes in Law or in GAAP after the date of this Agreement; (iv) any failure in and of itself by the Company or its Subsidiaries or Parent or its Subsidiaries to meet any estimates or projections of financial performance for any period ending on or after the date of this Agreement and prior to the Closing; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Parent Intervening Event; (v) any change in the price or trading volume of the Company Shares or Parent Shares on the NYSE or any other market in which such securities are quoted for purchase and sale; provided that, the exception in this clause shall not prevent or otherwise affect, in any way, a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Parent Intervening Event; and (vi) any litigation, claim or proceeding arising from allegations of a breach of fiduciary duty by Parent or its directors or other violation of applicable Law by Parent relating to this Agreement and the transactions contemplated hereby; except, with respect to clauses (i) and (iii), to the extent such fact, event, change, circumstance or effect (A) primarily relates only to (or has the effect of primarily relating only to) Parent and its Subsidiaries or the Company and its Subsidiaries or (B) disproportionately adversely affects Parent and its Subsidiaries or the Company and its Subsidiaries, as applicable, compared to other companies operating in the industries in which Parent and its Subsidiaries or the Company and its Subsidiaries, respectively, operate.

“Parent Material Adverse Effect” means any fact, event, change, circumstance, development or effect that, (x) prevents, is reasonably expected to delay beyond the End Date, or has a material adverse effect on the ability of Parent to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby or (y) materially adversely affects the properties, business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries taken as a whole, excluding, for purposes of clause (y), any effect to the extent resulting from (a) general economic, regulatory or political conditions (or changes therein, including any actual or potential stoppage, shutdown, default or similar event or occurrence) or securities, credit, financial or other capital market conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes), in each case in the United States or any other country; (b) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate; (c) geopolitical conditions or changes that are the result of, or any escalation or worsening of, acts of war (whether or not declared), sabotage, cyber-intrusion, terrorism or any epidemics, or threat of war (whether or not declared), sabotage, cyber-intrusion, terrorism or any epidemics, and any hurricane, tornado, flood, fire, volcano, earthquake or other natural or man-made disaster or any other national or international calamity, crisis or disaster; (d) the announcement or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent or its Subsidiaries with employees, labor unions, suppliers or partners, provided that the exception in this clause (d) shall not apply to any representation or warranty contained in Section 5.2 of this Agreement if the primary purpose of such representation or warranty is to address the consequences resulting from the consummation of the Merger; (e) changes in Law or in GAAP (or authoritative interpretations thereof) after the date of this Agreement; (f) any failure in and of itself by Parent and its Subsidiaries to meet any estimates or projections of financial performance for any period; provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect; (g) a change, in and of itself, in the price or trading volume of the Parent Shares (or of the equity securities of any Subsidiary of Parent) on the NYSE or in the credit rating of Parent or any of its Subsidiaries; provided that, the exception in this clause (g) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect; (h) any litigation, claim or proceeding arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement and the transactions contemplated hereby; or (i) the taking of any action at the written request of the other Party hereto except, with respect to clauses (a), (b), (c) and (e), to the extent such change, event, circumstance, development or effect has a materially disproportionate effect on Parent and its Subsidiaries compared to other companies operating in the industries in which Parent and its Subsidiaries operate.

“Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal (but substituting “80%” for all references to “50%” in the definition of such term) that did not result from a violation of Section 6.2, that the board of directors of Parent has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, and taking into account the terms and conditions and all other relevant factors (including all legal, financial and regulatory aspects of the proposal and the Person making the proposal), is reasonably capable of being consummated in accordance with its terms and which, if consummated, would be more favorable to Parent’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account (a) any revisions to the terms of this Agreement that the Company has committed in writing to make pursuant to Section 6.2(f) and (b) the certainty of completion and the time likely to be required to consummate such Parent Acquisition Proposal).

“Permitted Lien” means (a) any Lien for Taxes, assessments, or other governmental charges that are not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof or if due that are currently in the process of being paid, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, entitlement, building codes, building, or other land use Laws or similar restrictions, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e) all immaterial imperfections and irregularities in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects, exceptions, encumbrances and other similar matters that do not, in each case and in the aggregate, do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (f) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (g) any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, landlord, lessor, sublessor or other Person in title under any license, lease or other contract or in the property being licensed, leased or occupied, so long as, in each case and in the aggregate, such right, interest, Lien or title does not materially interfere with the present use or occupancy of the applicable property owned, leased, used or held for use by the Parent, Company or any of their respective Subsidiaries, (h) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (i) Liens on any estate superior to the interest of the Parent, Company or any of their respective Subsidiaries in any leased realty (j) other Liens that do not materially impair the value or use of the subject property or (k) Liens incurred pursuant to Company Credit Agreements or the Company’s 7.5% Senior Secured Notes due July 2023.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Pre-2016 Stock Plan” means the AK Steel Holding Corporation Stock Incentive Plan (as amended and restated as of July 23, 2015), the AK Steel Holding Corporation Stock Incentive Plan

(as amended and restated as of March 20, 2014), and the AK Steel Holding Corporation Stock Incentive Plan (as amended and restated as of March 18, 2010).

“Refinancing” means any issuance or incurrence of Refinancing Indebtedness.

“Refinancing Indebtedness” means any indebtedness incurred by the Parent or any of its Subsidiaries any of the proceeds of which will be used to terminate, retire, repay, defease, repurchase, exchange, satisfy and discharge, redeem or repurchase any indebtedness outstanding under any Company Indenture.

“Refinancing Parties” means the Persons (other than Parent or any of its Subsidiaries) that have committed to provide any portion of any Refinancing or have otherwise entered into or proposed to enter into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement in connection with any Refinancing, including any Refinancing Sources, and any arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or similar representative in connection with any portion of the Refinancing together with, in each case, their Representatives.

“Refinancing Sources” means the Persons (other than Parent or any of its Subsidiaries) that have entered or propose to enter into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, dealer manager agreement, indenture or other agreement in connection with any Refinancing, including any arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or similar representative in connection with any portion of any Refinancing together with, in each case, their Representatives.

“Registered” means issued by, registered with or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Regulation S-X” means Regulation S-X promulgated by the United States Securities and Exchange Commission, as in effect on the date hereof.

“Senior Secured Indenture” means that certain Indenture, dated as of June 20, 2016, among AK Steel Corporation, as issuer, the guarantors named therein and U.S. Bank National Association, as trustee and collateral agent, as amended and supplemented.

“Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X.

“Subsidiary” means, when used with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which (a) such Person or any of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (b) such first Person owns (either directly or through one or more other Subsidiaries) a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.

“Tax” means all federal, state, provincial, local and foreign income, profits, gain, franchise, gross receipts, alternative minimum, environmental, customs duty, license, capital, capital stock, severance, stamp, payroll, sales, employment, unemployment, social security, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy, transfer, registration, goods and services, import, wage, workers compensation, levies, tariffs, real property, intangibles, net worth, estimated or other taxes or governmental fees, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not.

“Tax Return” means all returns, reports and documents (including elections, declarations, disclosures, schedules, estimates and information returns) or other information or filing supplied to or required to be supplied to a Tax authority relating to Taxes, including any amendment or attachment thereto.

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

In addition to the terms defined above, the terms listed below are defined in the sections set forth opposite such defined term.

Definition	Agreement Section Reference
Adverse Company Recommendation Change	6.2(c)
Adverse Parent Recommendation Change	6.2(c)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(a)(iii)
Alternative Financing	6.16(a)
Antitrust Laws	5.1(d)(i)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Book Entry Company Share	4.1(a)
Book Entry Parent Shares	4.2(a)
By-Laws	2.2
Cash-Out Option	4.5(a)(i)
Cash-Out Option Payment	4.5(a)(i)
Certificate	4.1(a)
Certificate of Merger	1.3
Charter	2.1
Closing	1.2
Closing Date	1.2
Closing Date Notice	1.2
Code	Recitals
Commitment Letter	5.2(m)(ii)
Commitment Papers	5.2(m)(ii)
Company	Preamble
Company Disclosure Letter	5.1
Company Employee	6.10(a)

Definition	Agreement Section Reference
Company Intellectual Property	5.1(o)(i)
Company Labor Agreements	5.1(n)(i)
Company Leased Real Property	5.1(s)(ii)
Company Material Contract	5.1(q)
Company Material Customers	5.1(u)
Company Material Suppliers	5.1(u)
Company Notes	6.16(a)
Company Option	4.5(a)(i)
Company Owned Real Property	5.1(s)(i)
Company Preferred Shares	5.1(b)(i)
Company PSA	4.5(c)
Company Real Property Lease	5.1(s)(ii)
Company Recommendation	5.1(c)(ii)
Company Restricted Share	4.5(d)
Company Reports	5.1(e)(i)
Company RSU	4.5(b)
Company Share or Company Shares	4.1(a)
Company Stockholders Meeting	6.4(a)
Company Tax Counsel	6.6(b)
Confidentiality Agreement	9.7
Continuation Period	6.10(a)
Contract	5.1(d)(ii)
Converted Company Option	4.5(a)(ii)
Debt Repayments	6.16(b)
DGCL	1.1
D&O Insurance	6.12(d)
Disclosure Letters	5.2
DTC	4.1(b)
Effective Time	1.3
End Date	8.2(a)
Exchange Agent	4.2(a)
Exchange Fund	4.2(a)
Exchange Ratio	4.1(a)
Excluded Company Share or Excluded Company Shares	4.1(a)
Extended End Date	8.2(a)
Fee Letter	5.2(m)(ii)
Financing	6.16(a)
GAAP	5.1(e)(iii)
Governmental Entity	5.1(d)(i)
HSR Act	5.1(d)(i)
Indemnified Parties	6.12(a)
Insurance Policies	5.1(p)
IRS	5.1(h)(i)
Laws	5.1(i)(i)
Licenses	5.1(i)(i)

Definition	Agreement Section Reference
Lien	5.1(b)(v)
Losses	6.16(d)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble
New Plans	6.10(b)
Notice Period	6.2(f)(i)
Notice of Superior Proposal	6.2(f)(i)
NYSE	4.2(f)
Old Plans	6.10(b)
Order	7.1(d)
Parent	Preamble
Parent 401(k) Plan	6.10(c)
Parent Disclosure Letter	5.2
Parent Leased Real Property	5.2(k)(ii)
Parent Owned Real Property	5.2(k)(i)
Parent Preferred Stock	5.2(b)(i)
Parent Real Property Lease	5.2(k)(ii)
Parent Recommendation	5.2(c)(ii)
Parent Reports	5.2(e)(i)
Parent Share or Parent Shares	4.1(a)
Parent Shareholders Meeting	6.4(b)
Parent Stock Plans	5.2(b)(i)
Parent Tax Counsel	6.6(b)
Party or Parties	Preamble
Payor	4.2(c)(iv)
PBGC	5.1(h)(v)
Per Share Merger Consideration	4.1(a)
Per Share Option Consideration	4.5(a)(i)
Pre-2016 Option	4.5(a)(i)
Prospectus/Proxy Statement	6.3(a)
Recent Developments Section	6.16(a)
Representatives	6.2(a)
Required Information	6.16(b)
Requisite Company Vote	5.1(c)(i)
Requisite Parent Vote	5.2(c)(i)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley Act	5.1(e)(i)
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax Opinion	6.6(b)
Tax Representation Letters	6.6(b)
Termination Fee	8.5(b)
Terminated Plan	6.10(c)
Third Party	6.2(a)(ii)

Definition	Agreement Section Reference
WARN Act	5.1(n)(vi)

(Signature Pages Follow)

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

AK STEEL HOLDING CORPORATION

By:	/s/ Roger K. Newport
Name: Roger K. Newport Title: Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

CLEVELAND-CLIFFS INC.

By	/s/ Lourenco Goncalves
Name: Lourenco Goncalves Title: Chairman, President, and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

PEPPER MERGER SUB INC.

By	/s/ Clifford T. Smith
Name: Clifford T. Smith
Title: President

[Signature Page to Merger Agreement]